FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2006

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                          ]

Press Release

2006 Q1 Results

+59% growth in net profit
31% return on equity

“It is with particular pleasure that I can announce that our net profit in the first quarter of 2006 amounted to €250 million, a historic result. It is notable that this performance was achieved in a three-month period that is a seasonal low in comparison with the other quarters of the year. This achievement stems both from the continued dynamic performance of income and the impressive restraint in expenses reflecting that administrative expenses remained virtually unchanged on the previous year.

The implementation of the various actions set out in our Business Plan has radically changed the way in which the Bank operates, benefiting the Bank but even more so our customers. Today we are beginning to reap the efforts to realise the substantial, as yet unmaterialised, synergies contained within the Group, with notable examples being the mutual funds and insurance business. Furthermore, our rapid growth in Southeast Europe means that 10% of our profits now derives from this region.”

Athens, May 2006
Takis Arapoglou Chairman and CEO

(€ millions)	1Q.06	1Q.05	±%
Net profit (after tax & minority interests)	250.2	157.1	+59.0%
Earnings per share	€0.69	€0.48	+44.3%
Return on equity	30.9%	26.5%	+440	bps
Core profit	292.1	205.6	+42.0%
Operating expenses	324.7	310.9	+4.4%
Pre-tax profits from SE Europe	28.9	20.3	+42.0%
Cost/income	47.2%	55.1%	-790	bps

Group net profit after tax and minority interests grew to €250 million in the first quarter of 2006, up 59% y-o-y and 28% on the previous quarter. This is a historic performance for NBG, propelling the Group’s return on equity to over 30%.

These outstanding results reflect above all an improvement in the Group’s core income, boosted by banking business in the domestic market and Southeast Europe, as well as further reductions in operating costs. These positive developments are summed up in the spectacular enhancement in the Group’s cost/income ratio to below 50% at 47.2%, an improvement of 790 basis points y-o-y and 670 basis points relative to 2005.With this we accomplish yet another of our Business Plan targets.

The Group’s net interest income grew by 13% in the first quarter, driving net interest margin to 3.33% compared with 3.11% in Q1 2005 and 3.16% for 2005 as a whole. In generating these results, NBG has a clear competitive advantage with its strong deposit base, which enables it to pursue further expansion in its credit activities.

In Q1 2006, net commission income grew by 15% y-o-y to €118 million. All sources of commission income posted growth, with mutual fund commissions leading the way with 86% growth, reflecting the successful restructuring in the mix of mutual fund assets in favour of high value-added products (bond and equity funds) carried out last year, which now comprise 65% of total mutual funds, compared with 26% in March 2005. Capital market commissions also posted substantial growth of 35%, reflecting the favourable conditions prevailing in the capital markets.

Commission income (€ millions)	1Q.06	1Q.05	±%
Retail loans	24.5	24.1	+1.9%
Corporate loans	19.6	17.5	+11.9%
Intermediation & deposits	35.9	36.2	-1.0%
Investment banking	20.2	14.9	+35.4%
Fund management	17.5	9.4	+86.1%
Total commission income	117.7	102.2	+15.2%

Retail and corporate commissions also posted strong growth, supported by growth in the portfolios and the promotion of cross-selling, offsetting fully the costs incurred from the marketing of retail products and, above all, housing credit.

Premiums from insurance contracts grew to over €27 million, up 18% y-o-y. Life and group insurance contracts presented particularly strong growth (up 18% on 2005). The placement and promotion of new bancassurance products among the wide customer base of NBG played a substantial role in this performance.

Retail banking posts dynamic growth

Total Group loans topped €31.5 billion, up 17% y-o-y. Retail lending presented spectacular growth of 28% y-o-y, and now represents over 62% of the Group’s total loan book, as compared with 57% in March 2005.

Group loans (€ millions)	31.3.06	±y-o-y%
Retail	19 525	+28.1%
Corporate	12 006	+3.3%
Total	31 531	+17.2%
% Retail / Loans	61.9%	+505	bps
% net NPLs	1.1%	-4	bps

Mortgage lending continues to comprise the largest and fastest growing portfolio. In March 2006, the mortgage lending portfolio stood at €12.4 billion, up 31% y-o-y. In the first quarter of the year, new loans amounting to €785 million were disbursed, 30% higher than in the first quarter of 2005.

A similar dynamic was presented by the number of mortgage loan applications, which increased by 29%. The general trend in mortgage lending, coupled with the Bank’s drive to place and promote new pioneering products in the market, reinforce expectations of yet another successful year ahead in this lending segment.

The consumer loan and credit card portfolio totalled €5 billion at the end of Q1 2006, up 21% y-o-y. Open-end consumer loans posted particularly strong growth, up 35%, contributing to yet stronger interest income and commissions. In the credit card segment, which in recent months has shown signs of satiation, emphasis has shifted to encouraging wider use of already circulating cards and thereby increasing card-related commissions, which have been growing by 7% annually.

Lending to corporates and professionals grew by 6% in Q1 2006 to over €14 billion. A key player in this growth was the domestic SME loan book (i.e. financing to professionals and businesses with turnover below €2.5 million) and medium-sized enterprises (i.e. financing to firms with turnover of €2.5-€50 million), which grew by 25% and 16% respectively.

Spectacular expansion in Southeast Europe

The NBG Group has been expanding at a dynamic pace in Southeast Europe. Group lending in the region posted robust growth of 40% y-o-y, reflecting the improvement in the macroeconomic environment, despite the substantial restrictions on credit expansion in force in almost all the countries of the region.

The positive course of our SE European business contributed to an enviable increase in the Group’s profitability in the region, with pre-tax profits totalling €28.9 million, up 42% on an annual basis, despite increased investment and cost due to the rapid growth in the branch network. This level of profitability accounts for more than 10% of the Group’s total pre-tax profits.

Retail banking is the driving force behind the Group’s growth in SE Europe, with the total retail loan book growing at around 80% on an annual basis and the Group’s market share in the region now standing at around 8%.

The Group’s physical presence in the region is growing at a rapid pace. In Q1 2006, the Group’s network was reinforced with the opening of 22 new units, thereby increasing the total number of branches to 263. In the context of the Group’s organic growth, a further 70 branches are due to be opened by the end of the year.

Deposits growth bodes well for overall liquidity

Group deposits grew by 13% to €43.6 billion. Time deposits posted very impressive growth of 56% on an annual basis, as they absorbed funds from money market mutual funds in an effort to convert the latter into higher yielding placements. This indicates that the Group’s liquidity is being maintained at strong levels.

The rising trend in deposits helps strengthen the low leverage in the balance sheet (loans-to-deposits ratio: 72.3%) thus facilitating the funding of the Group’s growth and strengthening its profitability from future interest increases.

The Group’s efficiency continues to improve

Despite the Group’s expanding business in the region, operating expenses declined vis-à-vis the previous quarter, while year-on-year the increase in these expenses has been exceptionally low. In particular, staff costs grew by just 7% yoy, in line with the annual pay rise provided for in the collective labour agreement. Administrative expenses and depreciation remained flat compared with Q1 2005, at €113 million, reflecting ongoing efforts to control Group costs.

Operating expenses (€ millions)	1Q.06	1Q.05	±%
Staff costs	211.8	198.4	+6.8%
Administrative expenses	84.7	83.9	+1.0%
Depreciation	28.1	28.6	-1.8%
Total operating expenses	324.7	310.9	+4.4%
Cost / income	47.2%	55.1%	-790	bps

Stringent control of expenses coupled with the impressive growth in income has led to a further improvement in the efficiency ratio, which now stands at less than 50%.

Enhanced capital adequacy ensures continued growth of the Group

The Group’s capital base strengthened yet further in Q1:2006, as reflected in its capital adequacy ratios.

Capital adequacy ratios	31.3.06	31.12.05
Core Tier-I CAD ratio	9.2%	8.9%
Total Tier-I CAD ratio	12.5%	12.3%
Total CAD ratio	15.2%	15.2%

The Total Tier-I Capital Adequacy ratio stands at 12.5%, up 20 basis points on the ratio for full-year 2005. If the impact of the impending sale of Atlantic Bank of New York is included in the calculation, then the ratio improves by another percentage point to 13.5%. Similarly (including the sale of A.B.N.Y.), the Core Tier-I ratio stands at 10%, well above the minimum level required by the regulatory authorities, thereby securing for the Group a solid base on which to build its business further in Greece and Southeast Europe.

Group income statement

€ millions	1Q.06	1Q.05	±%	4Q.05	±%
Net interest income	427.7	379.1	12.8%	430.4	-0.6%
Net commission income	117.7	102.2	15.2%	119.6	-1.6%
Net premiums from insurance contracts	27.3	23.1	17.9%	26.2	4.2%
Income from dividends	1.4	2.2	-34.6%	4.0	-64.4%
Income from private equity	29.2	6.8	329.0%	40.0	-26.9%
Other income	21.8	16.6	31.0%	23.8	-8.5%
Operating income	625.0	530.0	17.9%	643.9	-2.9%
Earnings from financial transactions	57.6	33.5	71.9%	54.7	5.4%
Total income	682.7	563.5	21.2%	698.5	-2.3%
Staff costs	(211.8)	(198.4)	6.8%	(265.8)	-20.3%
Administrative expenses	(84.7)	(83.9)	1.0%	(115.0)	-26.3%
Depreciation	(28.1)	(28.6)	-1.8%	(29.1)	-3.6%
Total operating expenses	(324.7)	(310.9)	4.4%	(410.0)	-20.8%
Impairment losses on loans & advances	(66.0)	(46.9)	40.5%	(64.6)	2.1%
Operating profit	292.1	205.6	42.0%	224.0	30.4%
Share of profit of associates	5.5	0.8	592.3%	22.5	-75.5%
Profit before tax & minority interests	297.6	206.4	44.1%	246.4	20.8%
Tax	(50.8)	(49.1)	3.5%	(65.5)	-22.3%
Net profit of subsidiaries for sale	7.0	6.9	1.4%	5.7	21.9%
Minority interests	(3.5)	(7.1)	-50.6%	8.7	—
Net profit	250.2	157.1	59.3%	195.4	28.0%

Consolidated balance sheet

€ millions	31.3.06	31.12.05	±%
Assets
Cash & balances with central banks	2 796.6	2 431.3	15.0%
Due from banks (net)	4 378.1	4 085.2	7.2%
Loans & advances to customers (net)	30 389.0	29 528.2	2.9%
Financial assets	16 274.8	16 987.2	-4.2%
Property, equipment & intangible assets	2 048.9	2 078.1	-1.4%
Other assets	3 036.4	2 584.4	17.5%
Assets classified as held for sale	2 165.2	2 732.2	-20.8%
Total assets	61 089.0	60 426.6	1.1%

Liabilities
Due to customers	43 598.9	43 350.1	0.6%
Due to banks	6 036.9	5 363.5	12.6%
Other borrowed funds	906.1	957.0	-5.3%
Other liabilities	4 217.9	4 180.3	0.9%
Liabilities classified as held for sale	1 800.0	2 259.2	-20.3%
Total liabilities	56 559.8	56 110.2	0.8%
Minority interest & Hybrid	1 182.1	1 192.6	-0.9%
Shareholders’ equity	3 347.2	3 123.8	7.2%
Total equity & liabilities	61 089.0	60 426.6	1.1%

Group loans

(€ millions)	31.3.06	31.12.05 *	±%	31.3.05	±%
Mortgages	12 432	11 820	5.2%	9 505	30.8%
Consumer	3 368	3 238	4.0%	2 561	31.5%
Credit cards	1 534	1 536	-0.1%	1 482	3.5%
Small businesses	2 191	2 041	7.3%	1 749	25.3%
Retail	19 525	18 636	4.8%	15 297	27.6%
Corporate	12 006	11 978	0.2%	11 601	3.5%
Total loans & advances to customers	31 531	30 614	3.0%	26 898	17.2%
Less: Allowance for impairment on loans & advances to customers	1 142	1 086	5.2%	1 136	0.5%
Loans & advances to customers (net)	30 389	29 528	2.9%	25 762	18.0%

*excluding discontinued operations

Group deposits

(€ millions)	31.3.06	31.12.05*	±%	31.3.05	±%
Savings	25 125	25 916	-3.1%	24 515	2.5%
Sight	5 398	6 108	-11.6%	4 756	13.5%
Core deposits	30 523	32 024	-4.7%	29 271	4.3%
Time	12 406	10 704	15.9%	7 943	56.2%
Total deposits	42 929	42 729	0.5%	37 214	15.4%
Repos	231	247	-6.5%	869	-73.4%
Other due to customers	439	374	17.4%	557	-21.2%
Total due to customers	43 599	43 350	0.6%	38 640	12.8%

* excluding discontinued operations

NATIONAL BANK OF GREECE S.A.

Condensed Consolidated Interim Financial Statements

31 March 2006

In accordance with

International Financial Reporting Standards

May 2006

Table of Contents

Note		Page	Note		Page

	Consolidated income statement	3	19	Investments in associates	21
	Consolidated balance sheet	4	20	Goodwill & other intangible assets	22
	Consolidated statement of changes in equity	5	21	Property & equipment	23
	Consolidated cash flow statement	6	22	Other assets	23
	Notes to the consolidated financial statements:		23	Assets and liabilities held for sale and discontinued operations	24
1	General information	7	24	Due to banks	25
2	Summary of significant accounting policies:		25	Due to customers	25
	2.1 Basis of presentation	8	26	Debt securities in issue	25
	2.2 Adoption of International Financial Reporting Standards (IFRS)	8	27	Other borrowed funds	25
3	Capital adequacy and Credit ratings	10	28	Insurance related reserves & liabilities	26
4	Segment reporting	11	29	Other liabilities	26
5	Net interest income	14	30	Contingent liabilities & commitments	27
6	Net fee & commission income	14	31	Share capital, share premium & treasury shares	28
7	Net premia from insurance contracts	14	32	Reserves & retained earnings	29
8	Other operating income	14	33	Minority interest	29
9	Personnel expenses	15	34	Undated Tier I perpetual securities	30
10	Retirement benefit obligations	15	35	Dividends per share	30
11	Impairment losses on loans and advances	16	36	Cash & cash equivalents	31
12	Tax expense	16	37	Related party transactions	31
13	Earnings per share	16	38	Acquisitions, disposals & other capital transactions	32
14	Financial assets at fair value through P&L	17	39	Group consolidated companies	33
15	Derivative financial instruments	17	40	Post balance sheet events	34
16	Loans & advances to customers (net)	18	41	Restatements & reclassifications	35
17	Investment securities	19	42	Foreign Currency rates	37
18	Investment property	20

National Bank of Greece S.A.	Consolidated Financial Statements 31.03.2006 according to IFRS

Consolidated Income Statement

		3 month period ended
€ 000’s	Note	31.03.2006	31.03.2005
Continuing Operations
Interest and similar income		667.156	568.113
Interest expense and similar charges		(239.429)	(189.019)
Net interest income	5	427.727	379.094

Fee and commission income		127.715	108.111
Fee and commission expense		(10.044)	(5.951)
Net fee and commission income	6	117.671	102.160

Earned premia net of reinsurance		159.793	128.594
Net claims incurred		(132.531)	(105.478)
Net premia from insurance contracts	7	27.262	23.116

Dividend income		1.411	2.157
Net trading income		29.763	17.553
Net result from investment securities	17	27.868	15.978
Other operating income	8	50.989	23.438
Total operating income		682.691	563.496

Personnel expenses	9&10	(211.832)	(198.383)
General & administrative expenses		(76.274)	(75.253)
Depreciation, amortisation and impairment charges		(28.084)	(28.600)
Other operating expenses		(8.460)	(8.677)
Total operating expenses		(324.650)	(310.913)

Impairment losses on loans and advances	11	(65.982)	(46.949)
Share of profit of associates	19	5.504	795
Profit before tax		297.563	206.429

Tax expense	12	(50.841)	(49.136)
Profit for the period from continuing operations		246.722	157.293

Discontinued operations
Profit for the period from discontinued operations	23	7.004	6.905
Profit for the period		253.726	164.198

Attributable to:
Minority interests	33	3.530	7.146
NBG equity shareholders		250.196	157.052

Earnings per share- Basic & Diluted from continuing & discontinued operations	13	€ 0,69	€ 0,48
Earnings per share- Basic & Diluted from continuing operations	13	€ 0,67	€ 0,46

Athens, 29 May 2006

THE CHAIRMAN	THE DEPUTY CHIEF	THE CHIEF FINANCIAL	THE CHIEF ACCOUNTANT
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATIONS OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 7 to 37 form an integral part of these condensed consolidated interim financial statements page 3 out of 37

National Bank of Greece S.A.	Consolidated Financial Statements 31.03.2006 according to IFRS

Consolidated Balance Sheet

€ 000’s	Note	31.03.2006	31.12.2005
ASSETS
Cash and balances with central banks		2.796.553	2.431.287
Treasury bills and other eligible bills		229.028	177.023
Due from banks (net)		4.378.143	4.085.204
Financial assets at fair value through P&L	14	12.774.426	13.667.471
Derivative financial instruments	15	231.484	309.030
Loans and advances to customers (net)	16	30.389.044	29.528.178
Investment securities	17	3.039.878	2.833.661
Investment property	18	126.356	126.506
Investments in associates	19	249.616	249.152
Goodwill & other intangible assets	20	63.212	65.911
Property & equipment	21	1.859.328	1.885.713
Deferred tax assets		197.725	217.417
Insurance related assets and receivables		703.555	637.916
Other assets	22	1.885.522	1.479.888
Assets classified as held for sale	23	2.165.151	2.732.203
Total assets		61.089.021	60.426.560

LIABILITIES
Due to banks	24	5.688.002	5.060.850
Derivative financial instruments	15	348.930	302.698
Due to customers	25	43.598.869	43.350.120
Debt securities in issue	26	177.062	175.297
Other borrowed funds	27	906.076	956.988
Insurance related reserves and liabilities	28	1.795.378	1.734.249
Deferred tax liabilities		84.630	102.359
Retirement benefit obligations	10	207.744	207.725
Other liabilities	29	1.953.096	1.960.701
Liabilities classified as held for sale	23	1.799.982	2.259.165
Total liabilities		56.559.769	56.110.152

SHAREHOLDERS’ EQUITY
Share capital	31	1.696.347	1.696.347
Share premium account	31	-	-
Less: treasury shares	31	(22.852)	(22.680)
Reserves and retained earnings	32	1.673.681	1.450.163
Equity attributable to NBG shareholders		3.347.176	3.123.830

Minority Interest	33	103.365	109.997
Undated tier I perpetual securities	34	1.078.711	1.082.581
Total shareholders’ equity		4.529.252	4.316.408

Total equity and liabilities		61.089.021	60.426.560

Athens, 29 May 2006

THE CHAIRMAN	THE DEPUTY CHIEF	THE CHIEF FINANCIAL	THE CHIEF ACCOUNTANT
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATIONS OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 7 to 37 form an integral part of these condensed consolidated interim financial statements page 4 out of 37

National Bank of Greece S.A.	Consolidated Financial Statements 31.03.2006 according to IFRS

Consolidated Statement of Changes in Equity

	Attributable to equity holders of the parent company
€ 000’s	Share capital	Share premium	Treasury shares	Reserves & Retained earnings	Total	Minority Interest & Undated tier I perpetual securities	Total
At 1 January 2005	1.492.090	32.393	(210.128)	930.587	2.244.942	1.102.731	3.347.673
Movement in the available for sale securities reserve, net of tax	-	-	-	(19.387)	(19.387)	(2.836)	(22.223)
Currency translation differences	-	-	-	6.093	6.093	7.151	13.244
Profit/(loss) recognised directly in equity	-	-	-	(13.294)	(13.294)	4.315	(8.979)
Net Profit/(loss) for the period	-	-	-	157.052	157.052	7.146	164.198
Total	-	-	-	143.758	143.758	11.461	155.219
Dividends to minority shareholders of merged subsidiary	-	-	-	-	-	(10.614)	(10.614)
Issue of preferred securities	-	-	-	(2.940)	(2.940)	230.000	227.060
Dividends to preferred securities	-	-	-	(3.490)	(3.490)	-	(3.490)
Acquisitions, disposals & share capital increases of subsidiaries/associates	-	-	-	-	-	(3.547)	(3.547)
Purchases/ disposals of treasury shares & preferred securities	-	-	(3.834)	103	(3.731)	-	(3.731)
Balance at 31 March 2005	1.492.090	32.393	(213.962)	1.068.018	2.378.539	1.330.031	3.708.570
At 1 April 2005	1.492.090	32.393	(213.962)	1.068.018	2.378.539	1.330.031	3.708.570
Movements from 1.4.2005 to 31.12.2005	204.257	(32.393)	191.282	382.145	745.291	(137.453)	607.838
Balance at 31 December 2005	1.696.347	-	(22.680)	1.450.163	3.123.830	1.192.578	4.316.408
At 1 January 2006	1.696.347	-	(22.680)	1.450.163	3.123.830	1.192.578	4.316.408
Movement in the available for sale securities reserve, net of tax	-	-	-	(19.643)	(19.643)	(1.459)	(21.102)
Currency translation differences	-	-	-	7.389	7.389	(3.843)	3.546
Profit/(loss) recognised directly in equity	-	-	-	(12.254)	(12.254)	(5.302)	(17.556)
Net Profit/(loss) for the period	-	-	-	250.196	250.196	3.530	253.726
Total	-	-	-	237.942	237.942	(1.772)	236.170
Dividends to preferred securities	-	-	-	(17.325)	(17.325)	-	(17.325)
Acquisitions, disposals & share capital increases of subsidiaries/associates	-	-	-	2.874	2.874	(8.730)	(5.856)
Purchases/ disposals of treasury shares & preferred securities	-	-	(172)	27	(145)	-	(145)
Balance at 31 March 2006	1.696.347		(22.852)	1.673.681	3.347.176	1.182.076	4.529.252

Analysis of the changes in equity is presented in notes 31 to 34 of these financial statements

The notes on pages 7 to 37 form an integral part of these condensed consolidated interim financial statements page 5 out of 37

National Bank of Greece S.A.	Consolidated Financial Statements 31.03.2006 according to IFRS

Consolidated Cash Flow Statement		3-month period ended

€ 000’s	Note	31.03.2006	31.03.2005

Cash flows from operating activities
Profit for the period from continuing operations		246.722	157.293
Adjustments for:
Non-cash items included in profit and other adjustments:		60.892	60.555
Depreciation, amortisation & impairment on fixed assets & invest. property		28.084	28.640
Impairment losses on investments		141	275
Credit loss expense / (recovery)		65.982	46.949
Equity income of associates		(5.504)	(795)
Deferred tax expense / (benefit)		10.738	3.669
Dividend income from investment securities		(946)	(1.164)
Net (profit) / loss on sale of fixed assets & investment property		(9.594)	(766)
Net (income) / expense on investment securities		(28.009)	(16.253)

Net (increase) / decrease in operating assets:		(342.759)	3.060.655
Net due from / to banks		(90.528)	6.165.715
Financial assets & liabilities at fair value through P&L		832.313	(1.208.959)
Net derivative financial instruments		123.780	35.675
Net loans and advances to customers / due to customers		(742.845)	(2.022.049)
Other assets		(465.479)	90.273

Net increase / (decrease) in operating liabilities:		92.472	3.704
Other deposits		64.917	304.385
Income taxes paid		(15.115)	(7.373)
Other liabilities		42.670	(293.308)
Net cash flow from / (used in) operating activities from continuing operations		57.327	3.282.207
Net cash flow from / (used in) operating activities from discontinued operations		(48.588)	6.684

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired		(670)	(2.789)
Disposals of subsidiaries, net of cash disposed		36.183	-
Acquisitions / disposals of associates, net of cash		(50)	870
Dividends received from investment securities & associates		6.041	3.636
Net proceeds / (purchases) of fixed assets		4.082	(29.579)
Net proceeds / (purchases) of investment property		(649)	(2.100)
Net proceeds / (purchases) of investment securities - available for sale		(207.449)	525.449
Proceeds from redemption of investment securities - held to maturity		-	(41.734)
Net cash from / (used in) investing activities from continuing operations		(162.512)	453.753
Net cash from / (used in) investing activities from discontinued operations		73.697	(11.573)

Cash flows from financing activities
Proceeds from /(repayments of) borrowed funds and debt securities		(45.560)	221.382
Net sales /(purchases) of treasury shares		(145)	(3.819)
Minority interest		22	(10.614)
Net cash from / (used in) financing activities from continuing operations		(45.683)	206.949
Net cash from / (used in) financing activities from discontinued operations		-	-

Effect of foreign exchange rate changes on cash and cash equivalents		(6.818)	44.160
Net increase/(decrease) in cash and cash equivalents		(132.577)	3.982.180
Cash and cash equivalents at beginning of period from continuing operations		3.064.746	4.930.174
Cash and cash equivalents at beginning of period from discontinued operations		62.514	-
Less: cash & cash equivalents at period end from discontinued operations		(34.697)	(43.613)
Cash and cash equivalents at end of period	36	2.959.986	8.868.741

The notes on pages 7 to 37 form an integral part of these condensed consolidated interim financial statements

Page 6 out of 37

National Bank of Greece S.A.	Consolidated Financial Statements 31.03.2006 according to IFRS

Notes to the Condensed Consolidated Interim Financial Statements

NOTE 1: General Information

National Bank of Greece S.A. (hereinafter the “Bank”) was founded in 1841 and has been listed on the Athens Stock Exchange since 1880. The Bank has further listing in the New York Stock Exchange (since 1999), and in other major European stock exchanges. The Bank’s headquarters are located at 86 Eolou Street, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 165 years of operations the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate on a global level. The Group operates primarily in Greece, but also has operations in UK, SE Europe, Cyprus, Egypt, South Africa and North America (discontinued operations).

The Board of Directors consists of the following members:

Executive Members
Efstratios-Georgios (Takis) A. Arapoglou	Chairman—Chief Executive Officer
Ioannis G. Pechlivanidis	Deputy Chief Executive Officer

Non-Executive Members
George M. Athanasopoulos	Employees’ representative
John P. Panagopoulos	Employees’ representative
Ioannis C. Yiannidis	Professor, University of Athens Law School

Independent Non-Executive Members

H.E. the Metropolitan of Ioannina Theoklitos
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development
Dimitrios A. Daskalopoulos	Chairman and Managing Director, Delta S.A., Chairman, Federation of Greek Industrialists
Nikolaos D. Efthymiou	Chairman, Association of Greek Shipowners
George Z. Lanaras	Shipowner
Stefanos G. Pantzopoulos	Business Consultant, former Certified Auditor
Constantinos D. Pilarinos	Economist, General Manager of Finances and Technical Services, Church of Greece
Drakoulis K. Fountoukakos-Kyriakakos	Entrepreneur, Chairman of Athens Chamber of Commerce and Industry
Ioannis Vartholomeos	Professor, University of Piraeus, Governor of IKA (Social Security Fund)
Ploutarchos K. Sakellaris	Professor, University of Athens, and Chairman, Council of Economic Advisors.

Directors are elected by the shareholders at their general meeting (GM) for a term of three years and may be reelected. The term of the above members expires in 2007.

These condensed consolidated interim financial statements have been approved for issue by the Bank’s Board of Directors on 29 May 2006.

Page 7 out of 37

National Bank of Greece S.A.	Consolidated Financial Statements 31.03.2006 according to IFRS

NOTE 2: Summary of significant accounting policies

2.1 Basis of presentation-Statement of compliance

The condensed consolidated interim financial statements of the Group (the “ interim financial statements”) have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards (collectively, IFRS) whereas International Accounting Standard 34 “Interim Financial Reporting” has been applied for the preparation of these Group’s financial statements as at and for the period ended 31 March 2006.  The financial statements include Selected Explanatory Notes and they do not include all the information required for full annual financial statements.  Therefore, the financial statements should be read in conjunction with the consolidated annual financial statements as at and for the year ended 31 December 2005. The amounts are stated in Euro, rounded to the nearest thousand (unless otherwise stated).

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Use of available information and application of judgment are inherent in the formation of estimates in the following areas: valuation of OTC derivatives, unlisted securities, retirement benefits obligation, insurance reserves, impairment of loans and receivables, open tax years and litigation. Actual results in the future could differ from such estimates and the differences may be material to the financial statements.

In preparing these interim financial statements, the significant estimates, judgements and assumptions made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated annual financial statements as at and for the year ended 31 December 2005.

However, owing to a specific interpretative approach adopted by the Group by 31 March 2005 upon preparation of the first IFRS financial statements of the Group, certain items reflected in its interim financial statements as at and for the period ended 31 March 2005 needed restatement. Therefore, although all the subsequent interim financial statements for the year 2005 incorporated the same accounting treatments as those that applied to the first annual IFRS financial statements as at and for the year ended 31 December 2005, the interim financial statements for the first quarter of 2005 should be restated for consistency. The restated financial statements are presented in note 41.  The comparative figures used in these financial statements are the restated ones.

2.2 Adoption of International Financial Reporting Standards (IFRS) effective from 1 January 2006

The accounting policies applied by the Group in these interim financial statements are the same as those applied by the Group in its consolidated annual financial statements as at and for the year ended 31 December 2005.

The new standards, amendments and interpretations to existing standards that are mandatory for the Group’s accounting periods beginning on 1 January 2006 are as follows:

- IAS 19 (Amendment), “Employee Benefits” (effective from 1 January 2006).

This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Group does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not currently participate in any multi-employer plans, adoption of this amendment has only impacted the format and extent of disclosures presented in the accounts.

- IAS 39 (Amendment), “Cash Flow Hedge Accounting of Forecast Intragroup Transactions” (effective from 1 January 2006). The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss. This amendment have not had a significant impact on the Group’s financial position, as the Group does not have any intragroup transactions that would qualify as a hedged item in the consolidated financial statements as of 31 March 2006 and 31 December 2005.

Page 8 out of 37

National Bank of Greece S.A.	Consolidated Financial Statements 31.03.2006 according to IFRS

- IAS 39 and IFRS 4 (Amendment), “Financial Guarantee Contracts” (effective from 1 January 2006).  This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value and subsequently measured at the higher of: (a) the unamortised balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. This amendment did not have a significant impact on the Group’s financial position.

- IFRIC 4, “Determining whether an Arrangement contains a Lease” (effective from 1 January 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Management assessed the impact of IFRIC 4 and this amendment had a limited impact to the format and extent of disclosures presented in the accounts on the Group’s operations.

Page 9 out of 37

National Bank of Greece S.A.	Consolidated Financial Statements 31.03.2006 according to IFRS

NOTE 3: Capital adequacy and Credit ratings

The Bank is subject to various regulatory capital requirements administered by the central bank. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios determined on a risk-weighted basis, capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk, of at least 8%. At least half of the required capital must consist of “Tier I” capital (as defined), and the rest of “Tier II” capital (as defined). The framework applicable to Greek banks conforms to European Union requirements, in particular the Own Funds, the Solvency Ratio and the Capital Adequacy Directives. However, under the relevant European legislation, supervisory authorities of the member-states have some discretion in determining whether to include particular instruments as capital guidelines and to assign different weights, within a prescribed range, to various categories of assets.

Capital adequacy (amounts in € million)

Capital:	31.03.2006	31.12.2005
Upper Tier I capital	2.980	2.844
Lower Tier I capital	1.079	1.083
Deductions	(68)	(72)
Tier I capital	3.991	3.855
Upper Tier II capital	(43)	(49)
Lower Tier II capital	944	965
Deductions	(52)	(14)
Total capital	4.840	4.757

Risk weighted assets:
On Balance sheet (investment book)	28.178	27.864
Off Balance sheet (investment book)	2.192	2.083
Trading portfolio	1.454	1.360
Total risk weighted assets	31.824	31.307

Ratios:
Core	9,2%	8,9%
Tier I	12,5%	12,3%
Total	15,2%	15,2%

As at 31 March 2006, in accordance with IFRS and the rules of Bank of Greece (BoG) the capital base of the NBG Group was €4.840 million. Therefore the capital base surplus, over the 8% of risk-weighted assets required by the BoG rules was €2.294 million.

Credit Ratings

The table below sets forth the credit ratings that have been assigned to the Bank by Moody’s Investors Service Limited (referred to below as “Moody’s”), Standard and Poor’s Rating Services (referred to below as ‘Standard and Poor’s”), Fitch Ratings Ltd. (referred to below as “Fitch”) and Capital Intelligence Ltd. (referred below as (Capital Intelligence). All credit ratings have been recently affirmed and/or upgraded.

Rating Agency	Long term	Short term	Financial strength/ individual	Outlook
Moody’s	A2	P-1	C	Stable
Standard & Poor’s	BBB+	A-2	-	Stable
Fitch	A-	F2	B/C	Stable
Capital Intelligence	A	A1	A	Stable

page 10 out of 37

National Bank of Greece S.A.	Consolidated Financial Statements 31.03.2006 according to IFRS

NOTE 4: Segment reporting

NBG Group manages its business through the following business segments:

•                  Retail banking

Retail banking includes all individuals (retail banking customers) of the Bank, professionals, small-medium and small sized companies (companies with annual turnover of up to 2,5 million euros). The Group, through its extended network of branches, offers to its retail customers a number of types of deposit and investment products as well as a wide range of traditional services and products.

•                  Corporate & Investment banking

Corporate & Investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

•                  Global Markets and Asset management

Global Markets and Asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services and brokerage.

•                  Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company and its local and foreign subsidiaries.

•                  International

The Group’s international banking activities include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries. This segment includes the results of the operations for NBG Canada and Atlantic Bank of New York (ABNY) for the period ended 31 March 2005, and the results of the operations for ABNY and the gain on sale of NBG Canada for the period ended 31 March 2006 both reclassified under profit from discontinued operations. Accordingly, included in this segment are the assets and liabilities classified as held for sale of ABNY (31 December 2005 both ABNY and NBG Canada).

•                  Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinate debt, loans to NBG personnel etc)

page 11 out of 37

National Bank of Greece S.A.	Consolidated Financial Statements 31.03.2006 according to IFRS

Breakdown by business segment

	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	Inter-national	Other	Group

3 month period ended 31 March 2006
Continuing Operations
Net interest income	304.928	52.438	35.357	7.925	58.497	(31.418)	427.727
Net fee & commission income	46.867	16.267	34.273	1.418	16.532	2.314	117.671
Other	21.392	(6.277)	49.649	36.306	5.530	30.693	137.293
Total operating income	373.187	62.428	119.279	45.649	80.559	1.589	682.691
Direct costs	(142.806)	(10.338)	(14.055)	(33.869)	(41.705)	(5.752)	(248.525)
Allocated costs & provisions	(108.477)	(9.376)	(4.534)	(130)	(8.028)	(11.562)	(142.107)
Share of profit of associates	-	-	-	-	-	5.504	5.504
Profit before tax	121.904	42.714	100.690	11.650	30.826	(10.221)	297.563
Taxes	(35.323)	(12.395)	(33.364)	(2.339)	(7.720)	40.300	(50.841)
Profit for the period from continuing operations	86.581	30.319	67.326	9.311	23.106	30.079	246.722

Discontinued operations
Profit for the period from discontinued operations	-	-	-	-	7.004	-	7.004
Profit for the period	86.581	30.319	67.326	9.311	30.110	30.079	253.726
Minority interest	0	0	(671)	(1.840)	(1.899)	880	(3.530)
Profit attributable to NBG shareholders	86.581	30.319	66.655	7.471	28.211	30.959	250.196

Segment assets at 31.03.2006	19.743.215	9.983.723	19.343.341	2.106.405	6.575.418	3.336.919	61.089.021

Segment liabilities at 31.03.2006	38.198.221	618.278	6.799.394	1.930.455	6.511.152	2.502.269	56.559.769

Other Segment items
Depreciation, amortisation & impairment charges	7.239	204	903	2.490	5.075	12.173	28.084
Provision for loans impairment & advances	48.883	1.280	-	-	6.423	9.396	65.982

page 12 out of 37

National Bank of Greece S.A.	Consolidated Financial Statements 31.03.2006 according to IFRS

Breakdown by business segment

	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	Inter- national	Other	Group

3 month period ended 31 March 2005
Continuing Operations
Net interest income	258.253	48.644	33.806	6.428	43.195	(11.232)	379.094
Net fee & commission income	50.806	16.496	20.011	(166)	14.415	598	102.160
Other	14.446	816	459	44.608	8.403	13.510	82.242
Total operating income	323.505	65.956	54.276	50.870	66.013	2.876	563.496
Direct costs	(132.028)	(11.768)	(11.439)	(38.216)	(36.740)	(4.155)	(234.346)
Allocated costs & provisions	(87.312)	(17.598)	(4.623)	-	(10.059)	(3.924)	(123.516)
Share of profit of associates	-	-	-	-	-	795	795
Profit before tax	104.165	36.590	38.214	12.654	19.214	(4.408)	206.429
Taxes	(28.421)	(9.432)	(10.749)	(2.803)	(229)	2.498	(49.136)
Profit for the period from continuing operations	75.744	27.158	27.465	9.851	18.985	(1.910)	157.293

Discontinued operations
Profit for the period from discontinued operations	-	-	-	-	6.905	-	6.905
Profit for the period	75.744	27.158	27.465	9.851	25.890	(1.910)	164.198
Minority interest	-	(1.787)	(3.040)	(2.078)	(877)	636	(7.146)
Profit attributable to NBG shareholders	75.744	25.371	24.425	7.773	25.013	(1.274)	157.052

Segment assets at 31.12.2005	19.172.829	9.970.533	19.241.066	2.062.391	7.039.749	2.939.992	60.426.560

Segment liabilities at 31.12.2005	37.973.657	634.115	6.958.987	1.611.671	6.381.251	2.550.471	56.110.152

Other Segment items
Depreciation, amortisation & impairment charges	8.199	384	400	1.187	5.980	12.450	28.600
Provision for loans impairment & advances	29.716	8.102	-	-	4.949	4.182	46.949

page 13 out of 37

National Bank of Greece S.A.	Consolidated Financial Statements 31.03.2006 according to IFRS

NOTE 5: Net interest income

	31.03.2006	31.03.2005

Interest earned on:
Amounts due from banks	76.938	82.767
Securities	84.350	99.860
Loans and advances to customers	502.965	382.988
Other interest earning assets	2.903	2.498
Interest and similar income	667.156	568.113

Interest payable on:
Amounts due to banks	(66.038)	(59.288)
Amounts due to customers	(157.823)	(120.031)
Debt securities in issue	(1.442)	(344)
Other borrowed funds	(8.316)	(6.458)
Other interest paying liabilities	(5.810)	(2.898)
Interest expense and similar charges	(239.429)	(189.019)
Net interest income	427.727	379.094

NOTE 6: Net fee and commission income

	31.03.2006	31.03.2005

Custody, brokerage & investment banking	20.235	14.947
Retail lending fees	24.498	24.050
Corporate lending fees	19.622	17.541
Banking fees & similar charges	35.869	36.248
Fund management fees	17.447	9.374
Total	117.671	102.160

NOTE 7: Net premia from insurance contracts

	31.03.2006	31.03.2005

Written Premia net of reinsurance

	147.497	144.414
Change in unearned premium reserve	4.360	(3.813)
Paid claims, net of reinsurance	(71.008)	(73.394)
Change in insurance reserves	(18.345)	(33.010)
Net commissions	(41.894)	(11.983)
Other (incl. valuation of unit-linked)	6.652	902
Total	27.262	23.116

NOTE 8: Other operating income

	31.03.2006	31.03.2005

Non-banking income:
Real estate rentals	3.178	3.186
Real estate gains	9.594	766
Hotel income	1.575	3.296
Warehouse fees	2.836	3.584
Total non-banking income	17.183	10.832
Private equity: Group share in investee entities and results from disposals	29.196	6.806
Other income	4.610	5.800
Total	50.989	23.438

page 14 out of 37

National Bank of Greece S.A.	Consolidated Financial Statements 31.03.2006 according to IFRS

NOTE 9: Personnel expenses

	31.03.2006	31.03.2005

Wages and Salaries	140.648	132.082
Social security costs & defined contribution plans	57.584	54.614
Pension costs: defined benefit plans (Note 10)	4.745	5.767
Other staff related benefits	8.855	5.920
Total	211.832	198.383

The average number of employees employed by the Group during the period to 31 March 2006 was 20.862 (31 March 2005: 20.600 continuing operations only).

Other staff related benefits include the cost of various voluntary retirement programs implemented by the Group in 2005 and 2004. Bonuses to employees are accrued for in the period the related service is provided, once approved by the Board of Directors.

NOTE 10: Retirement benefit obligations

The Bank and certain of its subsidiaries sponsor defined contribution and defined benefit plans for their employees. Some companies within the Group also provide termination indemnities.

Net periodic costs for defined benefit plans include the following components, which are recognised in the income statement for the periods ended:

	31.03.2006	31.03.2005
Current service cost	2.862	2.985
Interest cost on obligation	3.815	4.513
Expected return on plan assets	(2.185)	(1.863)
Amortisation of unrecognised actuarial losses	240	119
Amortisation of unrecognised prior service cost	13	13
Pension costs – defined benefit plans	4.745	5.767

The aggregated funding status recognised in the consolidated balance sheet is reconciled below:

	31.03.2006	31.12.2005
Present value of funded obligations	320.450	315.889
Fair value of plan assets	(146.216)	(141.170)
	174.234	174.719
Present value of unfunded obligations	56.347	56.220
Unrecognised actuarial losses	(22.103)	(22.467)
Unrecognised prior service cost	(734)	(747)
Net Liability in balance sheet	207.744	207.725

The weighted average assumptions used to determine the net periodic pension costs are:

	31.03.2006	31.03.2005
Discount rate	4,4%	5.2%
Expected return on plan assets	6,6%	6.3%
Rate of compensation increase	4,1%	4.1%
Pension increase	2,2%	2.3%

page 15 out of 37

National Bank of Greece S.A.	Consolidated Financial Statements 31.03.2006 according to IFRS

NOTE 11: Impairment losses on loans and advances

	31.03.2006	31.03.2005
Due from banks	9	(3)
Loans and advances to customers (Note 16)	65.973	46.952
Total	65.982	46.949

NOTE 12: Tax expense

	31.03.2006	31.03.2005
Income tax	38.587	44.505
Deferred tax	10.738	3.668
Other taxes	1.516	963
Total	50.841	49.136

Profit before tax	297.563	206.429
Tax calculated based on the current tax rate of 29% (2005: 32%)	86.293	66.057
Effect of tax rate reduction (5%) due to merger activity	(13.093)	(6.153)
Effect of different tax rates in other countries	(5.387)	(5.915)
Other tax differences	(16.972)	(4.853)
Tax expense	50.841	49.136
Effective tax rate for the reporting period	17,1%	23,8%

The domestic corporate tax rate for 2006 is 29% (2005: 32%). However, the Bank’s statutory tax rate is reduced by 5% for both 2005 and 2006 as a result of the merger with the National Investment Company.

NOTE 13: Earnings per share

	31.03.2006	31.03.2005

Net profit attributable to equity holders of the parent	250.196	157.052
Less: dividends paid to preferred securities	(17.325)	(3.490)
Net profit attributable to NBG ordinary shareholders	232.871	153.562
Weighted average number of ordinary shares outstanding (millions)	338,6	322,1
Earnings per share basic and diluted from continuing and discontinued operations	€ 0,69	€ 0,48

The weighted average number of ordinary shares outstanding has been adjusted with a number of 5.023.534 new shares issued in relation to National Investment Company merger and a number of 2.670.367 shares issued in relation to National Real Estate merger, from May 2005 and July 2005 respectively, according to the relevant General Meeting of the Shareholders’ decisions. These new shares were also entitled to participate in the profit distribution of 2005.

Earnings per share from continuing operations are €0,67 per share (2005: €0,46).

page 16 out of 37

National Bank of Greece S.A.	Condensed Financial Statements 31.03.2006 according to IFRS

NOTE 14: Financial assets at fair value through P&L	31.03.2006	31.12.2005

Assets at fair value through profit and loss	5.213.240	5.104.757
Trading Securities
Government Bonds	7.074.601	7.965.644
Other public sector bonds	877	12.555
Other debt securities	358.908	349.723
Equity securities	125.137	233.613
Mutual funds units	1.663	1.179
Total	12.774.426	13.667.471

NOTE 15: Derivative financial instruments

At 31 March 2006	Contract/notional	Fair values
	amount	Assets	Liabilities

Derivatives held for trading:
Interest rate derivatives - OTC	26.057.316	159.545	283.540
Foreign exchange derivatives	6.549.834	11.012	59.769
Other types of derivatives	99.831	467	3.561
Interest rate derivatives - Exchange traded	10.630.237	60.460	2.060
Total	43.337.218	231.484	348.930

At 31 December 2005	Contract/notional	Fair values
	amount	Assets	Liabilities

Derivatives held for trading:
Interest rate derivatives - OTC	25.229.010	216.515	260.730
Foreign exchange derivatives	6.187.045	57.484	25.496
Other types of derivatives	233.613	2.817	4.657
Interest rate derivatives - Exchange traded	12.695.204	32.214	11.815
Total	44.344.872	309.030	302.698

page 17 out of 37

National Bank of Greece S.A.	Condensed Financial Statements 31.03.2006 according to IFRS

NOTE 16: Loans & advances to customers (net)	31.03.2006	31.12.2005

Mortgages	12.431.863	11.820.277
Consumer loans	3.368.073	3.238.495
Credit cards	1.533.700	1.535.989
Small Business lending	2.191.000	2.040.700
Retail lending	19.524.636	18.635.461
Corporate lending	12.006.437	11.978.675
Total	31.531.073	30.614.136
Less: Allowance for impairment on loans & advances to customers	(1.142.029)	(1.085.958)
Total	30.389.044	29.528.178

Movement in allowance for impairment on loans and advances:
Balance at 1 January	1.085.958	1.076.140
IAS 39 adjustments	-	32.688
Balance at 1 January as restated	1.085.958	1.108.828
Less: allowance from discontinued operations	-	(15.654)
Increase / (decrease) from subsidiaries acquired / disposed	-	147
Provision for loans impairment – continuing operations	65.973	226.254
Loans written off and recovered amounts	(8.492)	(240.060)
Foreign exchange differences	(1.410)	6.443
Balance at the end of the reporting period	1.142.029	1.085.958

page 18 out of 37

National Bank of Greece S.A.	Condensed Financial Statements 31.03.2006 according to IFRS

NOTE 17: Investment securities	31.03.2006	31.12.2005

Available-for-sale investment securities:
Greek Government bonds	1.120.433	973.438
Debt securities issued by other governments and public entities	493.255	531.053
Corporate bonds incorporated in Greece	194.107	206.914
Corporate bonds incorporated outside Greece	183.979	239.830
Debt securities issued by Greek financial institutions	36.668	43.546
Debt securities issued by foreign financial institutions	278.627	239.076
Other debt instruments issues	296	-
Debt securities	2.307.365	2.233.857
Equity securities	281.372	198.464
Mutual funds units	435.687	385.938
Provision for impairment	(5.413)	(5.465)
Total available-for-sale investment securities	3.019.011	2.812.794

Held-to-maturity investment securities (at amortised cost):
Corporate bonds incorporated in Greece	20.867	20.867
Total held-to-maturity investment securities	20.867	20.867

Total investment securities.	3.039.878	2.833.661

Net result from investment securities consists of:	31.03.2006	31.03.2005

Net gain on disposal of available-for-sale investments.	28.009	16.253
Impairment charges on available-for-sale investments.	(141)	(275)
Total	27.868	15.978

The movement of investment securities may be summarised as follows:	31.03.2006	31.12.2005

Investment securities - available for sale
Balance at 1 January	2.812.794	2.382.941
- IAS 39 adjustments & reclassifications	-	2.050.732
- Discontinued operations.	-	(1.192.543)
- Acquisitions – newly consolidated subsidiaries	301	-
- Additions within the period .	576.666	3.982.553
- Disposals (sale and redemption) within the period .	(353.147)	(4.465.702)
- Gains / (losses) from changes in fair value.	(17.603)	54.813
Balance at the end of the reporting period	3.019.011	2.812.794

	31.03.2006	31.12.2005
Investment securities - held to maturity
Balance at 1 January	20.867	-
-Additions within the period	-	41.734
-Disposals (sale and redemption) within the period	-	(20.753)
-Amortisation of premiums and discounts	-	(114)
Balance at the end of the reporting period	20.867	20.867

page 19 out of 37

National Bank of Greece S.A.	Condensed Financial Statements 31.03.2006 according to IFRS

NOTE 18: Investment property

Cost	Land	Buildings	Total
At 1 January 2005.	55.632	86.234	141.866
Additions/disposals (net)	3.224	4.423	7.647
At 31 December 2005	58.856	90.657	149.513

Accumulated depreciation & impairment
At 1 January 2005	-	(18.124)	(18.124)
Additions/disposals (net)	-	(1.725)	(1.725)
Depreciation & impairment charge	-	(3.158)	(3.158)
At 31 December 2005	-	(23.007)	(23.007)

Net book amount at 31 December 2005	58.856	67.650	126.506

Cost	Land	Buildings	Total
At 1 January 2006	58.856	90.657	149.513
Additions/disposals (net)	(194)	673	479
At 31 March 2006	58.662	91.330	149.992

Accumulated depreciation & impairment
At 1 January 2006	-	(23.007)	(23.007)
Additions/disposals (net)	-	363	363
Depreciation & impairment charge	-	(992)	(992)
At 31 March 2006	-	(23.636)	(23.636)

Net book amount at 31 March 2006	58.662	67.694	126.356

page 20 out of 37

National Bank of Greece S.A.	Condensed Financial Statements 31.03.2006 according to IFRS

NOTE 19: Investments in associates	31.03.2006	31.12.2005

At 1 January:	249.152	219.671
Additions	55	2.079
Disposals/transfers	-	(6.284)
Share of results (after tax)	5.504	43.700
Dividends	(5.095)	(10.014)
Balance at the end of the reporting period	249.616	249.152

The Group’s associates are as follows:

Name of associate	% of participation
	31.03.2006	31.12.2005
Social Securities Funds Management	40,00%	40,00%
Phosphate Fertilizers Industry S.A	24,23%	24,23%
Larco S.A.	36,43%	36,43%
Siemens Industrial S.A	30,00%	30,00%
Eviop Tempo S.A.	21,21%	21,21%
Teiresias S.A	39,34%	39,34%
Hellenic Countryside S.A.	20,23%	20,23%
AGET Heracles Cement Co. S.A	26,00%	26,00%
Pella S.A	20,89%	20,89%
Planet S.A	31,18%	31,72%
AGRIS S.A.	29,34%	29,34%
Kariera S.A.	35,00%	35,00%
Zymi S.A.	32,00%	32,00%
Europa Insurance Co. SA	30,00%	30,00%

All associates are incorporated in Greece. The group’s investment in associates for the period ended 31 March 2006 was €249.616 (31 December 2005: €249.152) while its share of associates’ profits, net of tax in the same period, was €5.504 (31 March 2005: €795).

Page 21 out of 37

National Bank of Greece S.A.	Condensed Financial Statements 31.03.2006 according to IFRS

NOTE 20: Goodwill & other intangible assets

	Goodwill	Software	Other	Total
Cost:
At 1 January 2005	15.658	200.140	21.807	237.605
Discontinued operations	-	(267)	(16.003)	(16.270)
Additions/disposals (net)	8.727	13.787	4.517	27.031
At 31 December 2005	24.385	213.660	10.321	248.366

Accumulated amortisation and impairment
At 1 January 2005	-	(160.007)	(4.835)	(164.842)
Discontinued operations	-	134	2.918	3.052
Additions/disposals (net)	-	2.236	201	2.437
Amortization charge for the period	-	(22.294)	(808)	(23.102)
At 31 December 2005	-	(179.931)	(2.524)	(182.455)

Net book amount at 31 December 2005	24.385	33.729	7.797	65.911

	Goodwill	Software	Other	Total
Cost:
At 1 January 2006	24.385	213.660	10.321	248.366
Additions/disposals (net)	670	4.377	1.607	6.654
At 31 March 2006	25.055	218.037	11.928	255.020

Accumulated amortisation and impairment
At 1 January 2006	-	(179.932)	(2.523)	(182.455)
Additions/disposals (net)	-	(3.315)	(400)	(3.715)
Amortization charge for the period	-	(5.317)	(321)	(5.638)
At 31 March 2006	-	(188.564)	(3.244)	(191.808)

Net book amount at 31 March 2006	25.055	29.473	8.684	63.212

page 22 out of 37

National Bank of Greece S.A.	Condensed Financial Statements 31.03.2006 according to IFRS

NOTE 21: Property & equipment

	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total
Cost

At 1 January 2005	1.028.315	917.818	639.412	63.979	66.943	2.716.467
Discontinued operations	(2.955)	(39.113)	(24.979)	(6.112)	(51)	(73.210)
Additions/ disposals (net)	(13.630)	27.652	20.220	7.911	4.781	46.934
At 31 December 2005	1.011.730	906.357	634.653	65.778	71.673	2.690.191

Accumulated depreciation and impairment
At 1 January 2005	(16)	(289.390)	(421.254)	(46.171)	-	(756.831)
Discontinued operations	-	7.551	17.929	5.315	-	30.795
Additions/ disposals (net)	-	5.708	5.649	(1.508)	-	9.849
Depreciation charge for the
Period	-	(26.956)	(56.250)	(5.085)	-	(88.291)
At 31 December 2005	(16)	(303.087)	(453.926)	(47.449)	-	(804.478)

Net book amount at 31.12.2005	1.011.714	603.270	180.727	18.329	71.673	1.885.713

Cost

At 1 January 2006	1.011.730	906.357	634.653	65.778	71.673	2.690.191
Additions/ disposals (net)	(4.363)	(4.290)	(9.689)	2.412	2.980	(12.950)
At 31 March 2006	1.007.367	902.067	624.964	68.190	74.653	2.677.241

Accumulated depreciation and impairment
At 1 January 2006	(16)	(303.087)	(453.926)	(47.449)	-	(804.478)
Additions/ disposals (net)	-	1.223	6.806	(10)	-	8.019
Depreciation charge for the
Period	-	(6.665)	(13.523)	(1.266)	-	(21.454)
At 31 March 2006	(16)	(308.529)	(460.643)	(48.725)	-	(817.913)

Net book amount at 31.03.2006	1.007.351	593.538	164.321	19.465	74.653	1.859.328

NOTE 22: Other assets	31.03.2006	31.12.2005

Accrued interest and commissions	582.025	591.806
Tax prepayments and other recoverable taxes	170.055	163.491
Private equity: investees assets	196.484	209.196
Trade receivables	79.142	88.923
Assets acquired through foreclosure proceedings	99.908	100.209
Prepaid expenses	30.605	27.508
Other	727.303	298.755
Total other assets	1.885.522	1.479.888

page 23 out of 37

National Bank of Greece S.A.	Condensed Financial Statements 31.03.2006 according to IFRS

NOTE 23: Assets and liabilities held for sale and discontinued operations

The Group’s North America segment is presented as held for sale following signing of respective agreements for the sale of the two subsidiaries comprising this segment, namely Atlantic Bank of New York (ABNY) and NBG Canada, to Community Bank of New York and Scotia Bank respectively. NBG Canada was sold in February 2006 (see note 38 “Acquisitions, disposals and other capital transactions”) while the sale of ABNY occurred in April 2006 (see note 40 “Post balance sheet events”).

Disposal of NBG Canada

	Bank	Group
Consideration received	51.950	51.950
Less: cost of investment / net consolidated assets disposed	(20.033)	(42.186)
Profit on disposal	31.917	9.764

The results of the operations for NBG Canada and ABNY for the period ended 31 March 2005, and the results of the operations for ABNY and the gain on sale of NBG Canada for the period ended 31 March 2006 have been reclassified under profit from discontinued operations and are summarised as follows:

Discontinued operations

	31.03.2006	31.03.2005
Net interest income	17.061	22.349
Net fee and commission income	1.726	2.971
Net trading income	(393)	1.062
Net result from investment securities	10.013	(520)
Other operating income	1.465	1.638
Personnel expenses	(7.037)	(9.638)
General & administrative expenses	(3.916)	(5.277)
Depreciation, amortisation and impairment charges	(1.351)	(1.883)
Impairment losses on loans and advances	575	648
Profit before tax	18.143	11.350
Tax expense (including capital gain tax on disposal)	(11.139)	(4.445)
Profit for the reporting period from discontinued operations	7.004	6.905

The classes of assets and liabilities comprising the disposal group classified as held for sale are as follows (31 March 2006: ABNY, 31 December 2005: ABNY and NBG Canada):

Assets classified as held for sale	31.03.2006	31.12.2005
Cash and balances with central banks	33.140	40.990
Due from banks (net)	15.889	35.663
Loans and advances to customers (net)	1.023.421	1.444.732
Investment securities	968.729	1.064.138
Goodwill & other intangible assets	11.005	11.920
Property & equipment	33.946	42.733
Deferred tax assets	12.350	16.230
Other assets	66.671	75.797
Total assets	2.165.151	2.732.203

Liabilities classified as held for sale
Due to banks	428.664	580.357
Due to customers	1.357.060	1.651.595
Deferred tax liabilities	1.934	7.192
Other liabilities	12.324	20.021
Total liabilities	1.799.982	2.259.165

Assets less liabilities of disposal group	365.169	473.038

page 24 out of 37

National Bank of Greece S.A.	Condensed Financial Statements 31.03.2006 according to IFRS

NOTE 24: Due to banks

	31.03.2006	31.12.2005

Demand deposits due to credit institutions	171.631	121.574
Time deposits due to credit institutions	290.551	170.220
Interbank deposits and amounts due to ECB	2.138.108	2.142.931
Amounts due to Central Bank	5.090	21.154
Securities sold under agreements to repurchase	2.940.407	2.479.469
Other	142.215	125.502
Total due to banks	5.688.002	5.060.850

NOTE 25: Due to customers

	31.03.2006	31.12.2005
Deposits:
Individuals	35.592.696	35.470.035
Corporates	5.231.546	5.142.454
Government and agencies	2.105.248	2.116.339
Total deposits	42.929.490	42.728.828
Securities sold to customers under agreements to repurchase	230.517	247.348
Other due to customers	438.862	373.944
Amounts due to customers	43.598.869	43.350.120

Included in due to customers are deposits which contain one or more embedded derivatives. The Group has designated these deposits as financial liabilities at fair value through profit and loss.

NOTE 26: Debt securities in issue

	Interest rate	31.03.2006	31.12.2005

Mortgage bonds	7%	20.610	20.295
Corporate bonds – fixed rate	3%	142.064	140.223
Corporate bonds- floating rate	5%	3.000	2.999
Other		11.388	11.780
Total		177.062	175.297

NOTE 27: Other borrowed funds

	31.03.2006	31.12.2005
Fixed rate notes	194.854	215.983
Floating rate notes	711.222	741.005
Total	906.076	956.988

In June 2002, NBG Finance plc, a wholly owned subsidiary of the Bank, issued € 750 million Subordinated Callable Floating Rate Notes guaranteed on a subordinated basis by the Bank due in June 2012. The notes are redeemable at the option of the Bank in or after June 2007. The notes carry interest at EURIBOR plus 80 bps to June 2007 and EURIBOR plus 210 bps thereafter, which is paid quarterly. The subordinated loan is carried at amortised cost. The commissions and other costs related to the issuance of those notes are amortised as interest expense on a constant yield basis over the period from the placement to the first redemption option.

page 25 out of 37

National Bank of Greece S.A.	Condensed Financial Statements 31.03.2006 according to IFRS

In June 2005, NBG Finance plc, a wholly owned subsidiary of the Bank, issued JPY30 billion Subordinated Callable Fixed Rate Notes guaranteed on a subordinated basis by the Bank due in June 2035. The notes may be redeemed at the option of the Bank in or after June 2015. The notes carry fixed rate interest of 2,755% which is payable semi-annually in arrears. The subordinated loan is carried at fair value since it has been designated as financial liability at fair value through profit and loss.

NOTE 28: Insurance related reserves & liabilities

	31.03.2006	31.12.2005

Insurance reserves

Life
Mathematical reserve	703.068	688.668
Outstanding claims reserve	33.533	33.943
Other	7.062	7.063
Property and Casualty
Unearned premia reserve	154.691	146.800
Outstanding claims reserve	343.949	339.574
Other	1.218	684

Insurance provisions for policies where the holders bear the investment risk (Unit linked)	341.881	320.396
Total Insurance reserves	1.585.402	1.537.128

Other Insurance liabilities
Liabilities relating to deposit administration funds (DAF)	140.747	141.393
Amounts payable to brokers, agents and sales partners	43.462	37.980
Amounts payable to reinsures	24.800	16.772
Liabilities arising from reinsurance operations	967	976
Total insurance related reserves & liabilities	1.795.378	1.734.249

NOTE 29: Other liabilities

	31.03.2006	31.12.2005

Accrued interest and commissions	305.772	285.790
Creditors and suppliers	189.287	247.074
Amounts due to government agencies	227.475	357.166
Private equity: liabilities of investee entities	159.312	192.874
Other provisions	42.350	43.103
Taxes payable - other than income taxes	31.022	53.171
Current tax liabilities	212.397	177.302
Accrued expenses and deferred income	67.791	45.581
Payroll related accruals	41.081	47.948
Dividends payable	12.174	13.108
Other	664.435	497.584
Total other liabilities	1.953.096	1.960.701

page 26 out of 37

National Bank of Greece S.A.	Condensed Financial Statements 31.03.2006 according to IFRS

NOTE 30: Contingent liabilities and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Group.

b. Pending Tax audits

The tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined at present, it is not expected to have a material effect on Group’s net assets. The Bank has been audited by the tax authorities up to 2004 inclusive.

c. Capital Commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	31.03.2006	31.12.2005
Commitments to extend credits	10.788.761	11.101.650
Commercial letters of credit	194.791	152.911
Standby letters of credit and financial guarantees written	3.108.018	2.731.634
Total	14.091.570	13.986.195

d. Assets pledged	31.03.2006	31.12.2005

Assets pledged as collaterals	2.366.534	1.585.916

e. Operating lease commitments	31.03.2006	31.12.2005
No later than 1 year	24.370	23.398
Later than 1 year and no later than 5 years	76.905	65.215
Later than 5 years	76.154	69.826
	177.429	158.439

page 27 out of 37

National Bank of Greece S.A.	Condensed Financial Statements 31.03.2006 according to IFRS

NOTE 31: Share capital, share premium and treasury shares

Share capital

	No of shares	€’000s

At 1 January 2005	331.575.511	1.492.090
Merger through absorption of subsidiaries:
Share capital authorised, issued and fully paid on merger with National Investment Company	5.023.534	123.585
Share capital authorised and fully paid, to be issued upon completion of merger with National Real Estate	2.670.367	80.672
At 31 December 2005	339.269.412	1.696.347

At 31 March 2006	339.269.412	1.696.347

The total number of authorised, issued and fully paid ordinary shares as at 31 March 2006 was 339.269.412 with a nominal value of €5 per share. The amount arrived at after the completion of the merger with National Real Estate, and the increase of the Bank’s total number of shares by 2.670.367. The nominal value of the shares increased to €5 per share through the legal capitalisation of share premium and reserves, which was given effect as of 31 July 2005, the effective date of the legal merger.

Share Premium

	31.03.2006	31.12.2005

At 1 January	-	32.393
Merger through absorption of National Investment	-	13.100
Merger through absorption of National Real Estate	-	(45.493)
Balance at the end of the reporting period	-	-

Treasury Shares

	No of shares	€’000s

At 1 January 2005	9.401.898	210.128
Purchases of treasury shares (*)	1.543.523	32.933
Sales of treasury shares	(10.251.461)	(220.381)
At 31 December 2005	693.960	22.680

Purchases of treasury shares	158.167	6.474
Sales of treasury shares	(153.771)	(6.302)
At 31 March 2006	698.356	22.852

(*) Included are 653.827 NBG shares from the conversion of National Real Estate shares held by Ethniki Kefalaiou S.A.

The Bank’s Annual Ordinary General Meeting of its Shareholders held on 27 April 2006, approved own shares buy-back programme pursuant to Article 16, par. 5 et seq. of Companies’ Act 2190/1920, providing for the purchase, by the Bank, of own shares up to 10% of its total shares at a minimum price of €5 and a maximum of €60 per share from 2 May 2006 through 27 April 2007.

At 31 March 2006, the Bank and certain subsidiaries held 698.356 NBG shares as part of their investment activity representing 0,21% of the issued share capital (2005: 0,20% of the issued share capital).

Stock Option Program:  In  2005, at a General Meeting of Shareholders, a stock options program (the Program) was approved for the executive members of the Board of Directors (BoD), management and staff of the Group. The Program is currently under review for which discussion and decision-making concerning the amendment of the existing and approval of a new one has been scheduled for the second Repeat General Meeting of the Bank’s Shareholders to be held on 1 June 2006.

page 28 out of 37

National Bank of Greece S.A.	Condensed Financial Statements 31.03.2006 according to IFRS

NOTE 32: Reserves & Retained Earnings

	31.03.2006	31.12.2005

Statutory reserve	260.305	252.594
Available for sale securities reserve	22.538	42.215
Currency translation differences reserve	17.405	13.737
Other reserves and retained earnings	1.373.433	1.141.617
Total reserves and retained earnings	1.673.681	1.450.163

The movement in the available for sale securities reserve may be summarised as follows:

Available for sale securities reserve

	Continuing operatigns	Discontinued operations	Total

At 1 January 2005	-	-	-
IAS 39 adjustments	132.770	(8.140)	124.630
Net gains / (losses) from changes in fair value of AFS investments	51.942	(9.549)	42.393
Net (gains) / losses transferred to income statement	(125.472)	-	(125.472)
Impairment losses on AFS investments	664		664
At 31 December 2005	59.904	(17.689)	42.215

At 1 January 2006	59.904	(17.689)	42.215
Net gains / (losses) from changes in fair value of AFS investments	7.802	(3.629)	4.173
Net (gains) / losses transferred to income statement	(23.890)	(142)	(24.032)
Net additions / disposals from disposed subsidiaries	-	74	74
Impairment losses on AFS investments	108	-	108
At 31 March 2006	43.924	(21.386)	22.538

The movement in the currency translation differences reserve may be summarised as follows:

Currency translation differences reserve

	31.03.2006	31.12.2005

At 1 January	13.737	(3.968)
Currency translation differences arising during the period and transfers	3.668	17.705
Balance at the end of the reporting period	17.405	13.737

NOTE 33: Minority Interest

	31.03.2006	31.12.2005

Balance at 1 January	109.997	270.582
Acquisitions /disposals	(8.730)	28.695
Merger through absorption of subsidiaries	-	(209.292)
Share of net profit of subsidiaries	3.530	23.590
Exchange differences	27	144
Other	(1.459)	(3.722)
Balance at the end of the reporting period	103.365	109.997

page 29 out of 37

National Bank of Greece S.A.	Condensed Financial Statements 31.03.2006 according to IFRS

NOTE 34: Undated Tier I perpetual securities

	31.03.2006	31.12.2005
Innovative preferred securities	350.000	350.000
Non-innovative preferred securities	728.711	732.581
Undated Tier I perpetual securities	1.078.711	1.082.581

Innovative preferred securities:

In July 2003, NBG Funding Ltd, a wholly owned subsidiary of the Bank, issued € 350 million Series A Floating Rate Non – Cumulative Non Voting Preferred Securities guaranteed on a subordinated basis by the Bank. The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part in July 2013 or on any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate is the three-month EURIBOR plus 175 bps until 11 July 2013 and steps up to three-month EURIBOR plus 275 bps thereafter, which is paid quarterly.

Non- innovative preferred securities:

In November 2004, NBG Funding Ltd issued € 350 million Series B and USD 180 million Series C Constant Maturity Swap (“CMS”) Linked Subordinate Callable Notes. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part in November 2014 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series B is 6,25% the first year and then is determined as the 10 year EUR CMS mid swap rate plus 12,5bps reset every six months and capped at 8% paid semi-annually and for series C is 6,75% the first year and then is determined as the 10 year USD CMS mid swap rate plus 12,5bps reset every six months and capped at 8,5% paid semi-annually.

In February 2005, NBG Funding Ltd issued € 230 million Series D Constant Maturity Swap (“CMS”) Linked Subordinate Callable Notes. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part on 16 February 2015 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series D is 6% until 16 February 2010 and thereafter is determined as the difference of 10-year EUR CMS mid swap rate minus the 2-year mid swap rate multiplied by four subject to a minimum rate of 3,25% and capped at 10% paid annually.

The proceeds of the instruments issued by NBG Funding were lent to NBG Finance through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each one of the instruments referred to above but with a 30 year maturity.

NOTE 35: Dividend per share

The Bank’s Annual Ordinary General Meeting of its Shareholders held on 27 April 2006 approved the payment of a €1 dividend per share for the financial year 2005. Entitled to the dividend were the holders of Bank’s shares as at the closing of the Athens Exchange session of 2 May 2006. As from 3 May 2006 the Bank’s shares are traded ex-2005 dividend. The dividend was paid on 11 May 2006.

page 30 out of 37

National Bank of Greece S.A.	Consolidated Financial Statements 31.03.2006 according to IFRS

NOTE 36: Cash and cash equivalents	31.03.2006	31.03.2005

For the purposes of the cash flow statement, cash and cash equivalent consist of the following balances with less than three months maturity from the acquisition date.

Cash and balances with central banks	1.427.516	822.152
Treasury bills	32.529	-
Due from banks	1.498.721	7.777.320
Trading securities	1.220	239.676
Investment securities	-	29.593
Total cash and cash equivalents	2.959.986	8.868.741

NOTE 37: Related –party transactions

The nature of the related party relationships for those related parties with whom the Group entered into significant transactions or had significant balances outstanding at 31 March 2006 and 31 December 2005 are presented below. Transactions were entered into with related parties during the course of business at market rates.

a. Transactions with management

The Group entered into banking transactions with members of the Board of Directors and General Managers of the Bank and members of management of other Group companies, in the normal course of business. The list of the members of the Board of Directors is shown under Note 1 General Information. Loans, deposits and letters of guarantee amounted to €2.768 thousand, €4.929 thousand and €2 thousand respectively. Total compensation including salaries and other short-term benefits, post employment and other long-term benefits, termination benefits and share based payments amounted to €2.520 thousand (2005: €14.489).

b. Other related party transactions

Transactions between the Bank and its subsidiaries, which are related parties of the Bank have been eliminated on consolidation and are not disclosed in this note. Details of transaction between the Group and associated companies are disclosed below.

Transactions with associated companies	31.03.2006	31.12.2005
Assets.
Loans and advances to customers.	42.748	41.520

Liabilities
Due to customers.	65.437	35.839

Letters of guarantee	56.692	58.448

Income Statement
Interest and commission income	306	4.477
Interest and commission expense	1.191	5.120

page 31 out of 37

National Bank of Greece S.A.	Consolidated Financial Statements 31.03.2006 according to IFRS

NOTE 38: Acquisitions, disposals and other capital transactions

1.             Acquisitions and disposals

I.

In January 2006, following its Board of Directors decision on 20 December 2005, the Bank participated in the share capital increase of its subsidiary Banca Romaneasca. The share capital increase was concluded in February 2006. Ultimately, 122,5 million new shares were issued and the Bank now controls 194,4 million shares (98,88%).

II.	In January 2006, the Bank concluded the sale of its subsidiary ASTIR Alexandroupolis. The total consideration received was €6,5 million.
III.	On 3 February 2006, the Bank concluded the agreement for the sale of its subsidiary National Bank of Greece (Canada) to Scotiabank. The total consideration received was CAD 71,3 million.
IV.

On 15 February 2006, National Insurance completed the acquisition of 100% of the share capital of Alpha Insurance Romania for a consideration of €2,7 million. The fair value of net assets acquired amounted to €2 million resulting in goodwill of €0,7 million. The company has been renamed to “NBG Asigurari S.A.” and has a cooperation agreement with Alpha Bank Romania to offer its products for the following five years.

V.

On 22 February 2006, Group companies National Insurance and United Bulgarian Bank, agreed with American International Group Inc (“AIG”) to jointly establish a Life Insurance Company and a Property and Casualty insurance company in Bulgaria. National Insurance and United Bulgarian Bank will each hold 30% of the share capital of the two new companies, with the remaining 40% to be held by American Life Insurance Company (“ALICO”) and AIG Central Europe & CIS Insurance Holdings Corporation, which will also exercise the management of the new companies. The authorized share capital was set for the Life insurance company to BGN 6 million (equivalent €3,1 million), and for the Property and Casualty insurance company to BGN 5,4 million (equivalent €2,8 million).

2.             Mergers through absorption

National Bank of Greece and National Real Estate

The Boards of Directors of the Bank and National Real Estate, further to their decisions (dated 29/7/2005) regarding the merger of the two companies through absorption of the latter by the Bank, proposed to the General Meetings of their Shareholders the following share exchange ratio: 2 shares of the absorbing National Bank for 15 shares of the absorbed National Real Estate. Approval by regulatory authorities to initiate the merger procedures was obtained in October 2005 (Greek Government Gazette issue 11146/21.10.2005). PricewaterhouseCoopers and KPMG were engaged as auditors to certify the book value of National Bank of Greece’s and National Real Estate’s assets respectively, as at the transformation balance sheet date (31/7/2005) and opine on the fairness of the share swap ratio. PricewaterhouseCoopers and KPMG issued their fairness opinion on the share swap ratio. On 3 February 2006, the second repeat General Meeting of the Bank’s Shareholders approved the above merger under the terms proposed by the Board of Directors.

On 31 March 2006, the Ministry of Development approved the aforementioned merger and as of the same date the National Real Estate was permanently deregistrated from the Registrar Of Companies (Ref. Of Merger Approval: K2-4813, Ref. Of Deregistration: K2-744).

On completion of the merger and cancellation of National Real Estate shares owned by National Bank, the Bank’s total number of shares increased by 2.670.367 shares which, added to existing shares (i.e. 336.599.045), raised the total number of the Bank’s shares to 339.269.412.

page 32 out of 37

National Bank of Greece S.A.	Consolidated Financial Statements 31.03.2006 according to IFRS

NOTE 39: Group consolidated companies

Name	Country of	% Participation
	incorporation	31.03.2006	31.12.2005
National Securities S.A	Greece	100,00%	100,00%
Ethniki Kefalaiou S.A	Greece	100,00%	100,00%
Diethniki Mutual Fund Management	Greece	100,00%	100,00%
National Management & Organization Co	Greece	100,00%	100,00%
Ethniki Leasing S.A	Greece	100,00%	100,00%
National Mutual Fund Management	Greece	100,00%	100,00%
NBG Venture Capital S.A	Greece	100,00%	100,00%
NBG Balkan Fund Ltd.	Cyprus	100,00%	100,00%
NBG Greek Fund Ltd.	Cyprus	100,00%	100,00%
ETEBA Emerging Markets Fund Ltd.	Cyprus	100,00%	100,00%
ETEBA Estate Fund Ltd	Cyprus	100,00%	100,00%
ETEBA Venture Capital Management Ltd	Cyprus	100,00%	100,00%
NBG Bancassurance S.A.	Greece	100,00%	100,00%
Atlantic Bank of N.Y.	U.S.A.	100,00%	100,00%
NBG Canada	Canada	-	100,00%
S.A.B.A.	S. Africa	99,50%	99,50%
NBG Cyprus Ltd	Cyprus	100,00%	100,00%
National Securities Co (Cyprus Ltd)	Cyprus	100,00%	100,00%
NBG Management Services Ltd.	Cyprus	100,00%	100,00%
Stopanska Banka A.D.	FYROM	71,20%	71,20%
United Bulgarian Bank (UBB)	Bulgaria	99,91%	99,91%
NBG International Ltd	United Kingdom	100,00%	100,00%
NBG International Inc. (NY)	U.S.A.	100,00%	100,00%
NBGI Private Equity Ltd.	United Kingdom	100,00%	100,00%
NBG Finance plc	United Kingdom	100,00%	100,00%
Interlease A.D. (Sofia)	Bulgaria	87,50%	87,50%
ETEBA Bulgaria A.D.	Bulgaria	100,00%	100,00%
ETEBA Romania S.A	Romania	100,00%	100,00%
ETEBA Advisory SRL	Romania	-	100,00%
NBG Luxembourg Holding S.A.	Luxembourg	100,00%	100,00%
NBG Lux Finance Holding S.A.	Luxembourg	100,00%	100,00%
Innovative Ventures S.A (I-Ven)	Greece	100,00%	100,00%
NBG Funding Ltd	United Kingdom	100,00%	100,00%
Banca Romaneasca S.A	Romania	98,88%	97,14%
Ethniki Hellenic General Insurance	Greece	76,65%	76,65%
ASTIR Palace Vouliagmenis S.A	Greece	78,06%	78,06%
ASTIR Alexandroupolis S.A	Greece	-	100,00%
Grand Hotel Summer Palace S.A	Greece	100,00%	100,00%
NBG Training Center S.A	Greece	100,00%	100,00%
Ethnodata S.A.	Greece	100,00%	100,00%
KADMOS S.A.	Greece	100,00%	100,00%
DIONYSOS S.A	Greece	99,91%	99,91%
EKTENEPOL Construction Company	Greece	100,00%	100,00%
Mortgage, Touristic PROTYPOS S.A	Greece	100,00%	100,00%
Hellenic Touristic Constructions	Greece	77,76%	77,76%
Ethnoplan S.A	Greece	100,00%	100,00%

page 33 out of 37

National Bank of Greece S.A.	Consolidated Financial Statements 31.03.2006 according to IFRS

NOTE 39: Group consolidated companies (continued…)

Name	Country of	% Participation
	incorporation	31.03.2006	31.12.2005
Ethniki Ktimatikis Ekmetalefsis A.E	Greece	100,00%	100,00%
NBGI Private Equity Funds	United Kingdom	100,00%	100,00%
NBG International Holdings BV	Netherlands	100,00%	100,00%
Eurial Leasing SRL	Romania	70,00%	70,00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	79,19%	79,19%
Ethniki General Insurance (Cyprus) Ltd	Cyprus	79,19%	79,19%
S.C. Garanta Asigurari S.A.	Romania	71,49%	71,49%
Audatex Hellas SA	Greece	53,65%	53,65%
National Insurance Brokerage SA	Greece	72,82%	72,82%
NBG Asigurari S.A.	Romania	76,65%	-

NOTE 40: Post balance sheet events

1.   On 3 April 2006, NBG has agreed to acquire from FIBA Holding and its affiliates, a 46,0% interest (437 million shares) in the Ordinary Shares of Finansbank and 100,0% (100 shares) of the Founder Shares for USD 2.774 million.  Upon receipt of the necessary regulatory approvals and after completion of the initial acquisition of 100,0% of the Founder Shares and 46,0% of the Ordinary Shares, NBG intends to apply to the Turkish Capital Markets Board to launch a Mandatory Offer for the remaining 44,3% of the Ordinary Share capital of Finansbank not controlled by FIBA Holding. If NBG were to acquire all of the Ordinary Shares pursuant to the Mandatory Offer, it would have a resulting ownership position of 90,3% (858 million Tradeable Shares). If NBG acquires less than a 4,01% additional stake (38 million Tradeable Shares) through the Mandatory Offer, FIBA Holding has agreed to sell to NBG sufficient Ordinary Shares such that NBG will hold 50,01% of the Ordinary Shares in Finansbank upon completion of the Mandatory Offer. FIBA Holding will retain a residual stake of 9,7% (92 million Tradeable Shares) in Finansbank, subject to any additional shares sold to NBG in order for NBG to achieve a 50,01% stake in Finansbank upon completion of the transaction. NBG and FIBA Holding and its affiliates, have further agreed to enter into a shareholders’ agreement effective from closing, which will regulate their relationship as shareholders in Finansbank. The agreement includes put and call option arrangements in respect of the shares in Finansbank held by the FIBA Holdings and its affiliates at the time that the acquisition by NBG is concluded.

The Bank intends to finance this acquisition with a share capital increase of up to €3 billion. This rights issue is subject to approval by the second Repeat General Meeting of the Bank’s Shareholders to be held on 1 June 2006.

2.   On 28 April 2006, NBG International Holdings BV sold for USD 400 million in cash, net of expenses, its subsidiary Atlantic Bank of New York, whose consolidated net assets as at 31 March 2006 amounted to USD247 million. The Group’s gain on disposal (net of transaction costs) will be reported as “Profit for the period from discontinued operations” in the 2nd quarter of 2006.

3.   In March 2006, Ethniki Hellenic General Insurance announced a voluntary retirement scheme (VRS) to its staff under which 72 employees will retire within 2006. The total cost of this VRS will be determined following an actuarial study and will affect 2006 results in its entirety.

4.   In May 2006, the Bank’s subsidiary “Astir Palace Vouliagmenis S.A.” announced a voluntary retirement scheme (VRS) to its staff. The members of staff that applied to the program, in accordance with the program’s provisions, will receive, conditionally to acceptance of their application by the Company, a benefit that will be determined according to each individual case. It is noted that the Company retains the right to accept or not the applications and therefore the total benefit had not yet been determined at the date of approval of the financial statements.

page 34 out of 37

National Bank of Greece S.A.	Consolidated Financial Statements 31.03.2006 according to IFRS

NOTE 41: Restatements and reclassifications

Certain amounts in prior periods have been restated due to the disposal of Atlantic Bank of New York (ABNY) and NBG Canada or reclassified to conform to the current presentation.

Consolidated Income Statement
	Continuing Operations As restated	Cont.& Disc. Operations As previously reported	Discontinued Operations	Continuing Operations As previously reported	Reclass/tions & Restatements	Footnote

	31.03.2005	31.03.2005	31.03.2005	31.03.2005

Interest and similar income	568.113	600.749	32.636	568.113	-
Interest expense and similar charges	(189.019)	(202.832)	(10.287)	(192.545)	3.526	1
Net interest income	379.094	397.917	22.349	375.568	3.526

Net fee and commission income	102.160	105.131	2.971	102.160	-

Net premia from insurance contracts	23.116	23.116	-	23.116	-

Dividend income	2.157	2.159	2	2.157	-
Net trading income	17.553	21.456	1.062	20.394	(2.841)	1
Net result from investment securities	15.978	15.458	(520)	15.978	-
Other operating income	23.438	25.856	1.636	24.220	(782)	1
Total operating income	563.496	591.093	27.500	563.593	(97)

Personnel expenses	(198.383)	(208.076)	(9.638)	(198.438)	55	2
General & administrative expenses	(75.253)	(80.528)	(5.275)	(75.253)	-
Depreciation & amortisation charges	(28.600)	(30.453)	(1.883)	(28.570)	(30)	1
Other operating expenses	(8.677)	(5.941)	(2)	(5.939)	(2.738)	3&4
Total operating expenses	(310.913)	(324.998)	(16.798)	(308.200)	(2.713)

Impairment losses on loans and advances	(46.949)	(48.931)	648	(49.579)	2.630	3
Share of profit of associates	795	795	-	795	-
Profit before tax	206.429	217.959	11.350	206.609	(180)

Tax expense	(49.136)	(54.462)	(4.445)	(50.017)	881	1
Profit after tax but before discontinued operations	157.293	163.497	6.905	156.592	701
Profit from discontinued operations net of tax	6.905	-	-	-	-
Net Profit	164.198	163.497	6.905	156.592	701

Attributable to:
Minority interests	7.146	16.618	-	16.618	(9.472)	1
NBG equity shareholders	157.052	146.879	-	146.879	10.173	1

page 35 out of 37

National Bank of Greece S.A.	Consolidated Financial Statements 31.03.2006 according to IFRS

Consolidated Balance Sheet

	As restated	As previously reported	Reclas/tions & Restatements	Footnote
	31.03.2005	31.03.2005

Assets	60.173.873	60.194.667	(20.794)	1 & 4

Liabilities	56.465.303	56.803.759	(338.456)	1 & 4

Shareholders Equity
Share capital	1.492.090	1.492.090	-
Share premium account	32.393	32.393	-
Less: treasury shares	(213.962)	(213.962)	-
Reserves & retained earnings	1.068.018	1.103.183	(35.165)	1&2
Equity attributable to NBG shareholders	2.378.539	2.413.704	(35.165)

Minority Interest	261.185	258.358	2.827	1
Undated tier I	1.068.846	718.846	350.000	1
Total shareholders’ equity	3.708.570	3.390.908	317.662

Consolidated Cash Flow Statement

	As restated	As previously reported	Reclass/tions & Restatements	Footnote
	31.03.2005	31.03.2005
Net cash flows from/ (used in):
Operating activities - continuing operations	3.282.207	3.282.308	(101)	4
Operating activities - discontinued operations	6.684	-	6.684	4
Investing activities - continuing operations	453.753	452.252	1.501	4
Investing activities - discontinued operations	(11.573)	-	(11.573)	4
Financing activities - continuing operations	206.949	203.460	3.489	4
Financing activities - discontinued operations	-	-	-
Effect of exchange rate changes on cash and cash equivalents	44.160	44.160	-
	3.982.180	3.982.180	-

Cash and cash equivalents at the beginning of the period	4.930.174	4.930.174	-
Less: Cash and cash equivalents at the end of the period from discontinued operations	(43.613)	-	(43.613)
Cash and cash equivalents at the end of the period	8.868.741	8.912.354	(43.613)

Footnotes

1.           Effect of classifying as Minority Interest the Innovative Preferred Securities (€350 million), which previously was classified as Debt instrument following a change into a specific interpretative approach previously adopted. In addition, the return on all Hybrid securities was reclassified as dividend instead of interest.

2.                                       Effect of accrued bonus payment to employees.

3.                                       Reclassification of provisions for receivables

4.                                       Other reclassifications

page 36 out of 37

National Bank of Greece S.A.	Consolidated Financial Statements 31.03.2006 according to IFRS

NOTE 42: Foreign Currency Rates

From	To	As at	Fixed rate	Average rate 1.1 to 31.03.2006

ALL	EUR	31.03.2006	0.00813	0.00855

BGN	EUR	31.03.2006	0.51130	0.51277

CAD	EUR	31.03.2006	0.71003	0.72060

CYP	EUR	31.03.2006	1.73611	1.74460

EGP	EUR	31.03.2006	0.14246	0.14654

GBP	EUR	31.03.2006	1.43596	1.45781

MKD	EUR	31.03.2006	0.01635	0.01654

RON	EUR	31.03.2006	0.28411	0.28102

USD	EUR	31.03.2006	0.82617	0.83189

YDN	EUR	31.03.2006	0.01151	0.01160

ZAR	EUR	31.03.2006	0.13322	0.13553

page 37 out of 37

NATIONAL BANK OF GREECE S.A.

Condensed Interim Financial Statements

31 March 2006

In accordance with

International Financial Reporting Standards

May 2006

Table of Contents

Income Statement	3	NOTE 15: Investments in subsidiaries and associates and	16
Balance Sheet	4	assets classified as held for sale
Statement of Changes in Equity	5	NOTE 16: Intangible assets	18
Cash Flow Statement	6	NOTE 17: Property & equipment	19
Notes to the Financial Statements	7	NOTE 18: Other assets	19
NOTE 1: General Information	7	NOTE 19: Due to banks	20
NOTE 2: Summary of significant accounting policies	8	NOTE 20: Due to customers	20
NOTE 3: Segment reporting	10	NOTE 21: Other borrowed funds	20
NOTE 4: Net interest income	12	NOTE 22: Other liabilities	21
NOTE 5: Net fee and commission income	12	NOTE 23: Contingent liabilities and commitments	22
NOTE 6: Other operating income	12	NOTE 24: Share capital, share premium and
NOTE 7: Personnel expenses	12	treasury shares	23
NOTE 8: Retirement benefit obligations	13	NOTE 25: Reserves & Retained Earnings	24
NOTE 9: Tax expense	13	NOTE 26: Dividend per share	24
NOTE 10: Earnings per share	14	NOTE 27: Cash and cash equivalents	24
NOTE 11: Financial assets at fair value		NOTE 28: Related –party transactions	25
through P&L	14	NOTE 29: Acquisitions, disposals and other capital
NOTE 12: Derivative financial instruments	14	transactions	26
NOTE 13: Loans & advances to customers		NOTE 30: Post balance sheet events	27
(net)	15	NOTE 31: Restatement & Reclassifications	28
NOTE 14: Investment securities	15	NOTE 32: Foreign Currency Rates	29

National Bank of Greece S.A.

Condensed Interim Financial Statements 31.03.2006 according to IFRS

Income Statement
		Three- month period ended
€ 000’s	Note	31.03.2006	31.03.2005

Interest and similar income		588.120	503.720
Interest expense and similar charges		(233.059)	(184.803)
Net interest income	4	355.061	318.917

Fee and commission income		81.098	75.693
Fee and commission expense		(14.418)	(14.329)
Net fee and commission income	5	66.680	61.364

Dividend income		10.490	10.703
Net trading income		88.476	(2.456)
Net result from investment securities	14	21.044	3.437
Other operating income	6	11.391	1.752
Total operating income		553.142	393.717

Personnel expenses	7	(165.217)	(150.885)
General & administrative expenses		(45.511)	(48.400)
Depreciation, amortisation and impairment charges		(17.463)	(18.465)
Other operating expenses		(3.875)	(1.558)
Total operating expenses		(232.066)	(219.308)

Impairment losses on loans and advances		(59.211)	(42.000)
Profit before tax		261.865	132.409

Tax expense	9	(52.291)	(35.371)
Profit for the period		209.574	97.038

Earnings per share- Basic & Diluted	10	€ 0,62	€ 0,29

Athens, 29 May 2006

THE CHAIRMAN	THE DEPUTY CHIEF	THE CHIEF FINANCIAL	THE CHIEF ACCOUNTANT
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATIONS OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 7 to 29 form an integral part of these financial statements page 3 out of 29

National Bank of Greece S.A.

Condensed Interim Financial Statements 31.03.2006 according to IFRS

Balance Sheet

€ 000’s	Note	31.03.2006	31.12.2005
ASSETS
Cash and balances with central banks		2.159.504	1.848.223
Treasury bills and other eligible bills		132.238	86.078
Due from banks		4.333.604	4.142.623
Financial assets at fair value through P&L	11	12.487.337	13.409.663
Derivative financial instruments	12	195.521	283.500
Loans and advances to customers (net)	13	27.993.298	27.178.715
Investment securities-available for sale	14	2.249.380	2.153.682
Investment securities-held to maturity	14	43.765	43.781
Investment property		212	416
Investments in subsidiaries	15	1.456.444	1.398.070
Investments in associates	15	247.563	278.025
Intangible assets	16	31.953	33.878
Property & equipment	17	1.133.378	1.142.738
Deferred tax assets		128.370	148.759
Other assets	18	1.574.440	1.111.303
Assets classified as held for sale	15	-	19.476
Total assets		54.167.007	53.278.930

LIABILITIES
Due to banks	19	5.584.817	4.986.420
Derivative financial instruments	12	349.506	303.422
Due to customers	20	41.402.757	41.060.200
Other borrowed funds	21	1.987.632	2.024.051
Current Tax Liabilities	22	180.529	139.375
Deferred tax liabilities		75.454	85.575
Retitement benefit obligations	8	61.635	62.856
Other liabilities	22	1.354.749	1.644.542
Total liabilities		50.997.079	50.306.441

SHAREHOLDERS’ EQUITY
Share capital	24	1.696.347	1.696.347
Share premium	24	-	-
Less: treasury shares	24	(1.085)	(1.085)
Reserves and retained earnings	25	1.474.666	1.277.227
Total Equity		3.169.928	2.972.489

Total equity and liabilities		54.167.007	53.278.930

Athens, 29 May 2006

THE CHAIRMAN	THE DEPUTY CHIEF	THE CHIEF FINANCIAL	THE CHIEF ACCOUNTANT
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATIONS OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 7 to 29 form an integral part of these financial statements page 4 out of 29

National Bank of Greece S.A.

Condensed Interim Financial Statements 31.03.2006 according to IFRS

Statement of Changes in Equity
€ 000’s	Share capital	Share premium	Treasury shares	Reserves & Retained earnings	Total
At 1 January 2005	1.492.090	32.393	(29.518)	1.131.004	2.625.969
Movement in the available for sale securities reserve, net of tax	-	-	-	8.235	8.235
Net Profit/(loss) for the period	-	-	-	97.038	97.038
Purchases of treasury shares	-	-	(4.467)	-	(4.467)
Currency translation differences	-	-	-	(43)	(43)
Balance at 31 March 2005	1.492.090	32.393	(33.985)	1.236.234	2.726.732
At 1 April 2005	1.492.090	32.393	(33.985)	1.236.234	2.726.732
Movements from 01.04.2005 to 31.12.2005	204.257	(32.393)	32.900	40.993	245.757
Balance at 31 December 2005	1.696.347	-	(1.085)	1.277.227	2.972.489
At 1 January 2006	1.696.347	-	(1.085)	1.277.227	2.972.489
Movement in the available for sale securities reserve, net of tax	-	-	-	(12.080)	(12.080)
Net Profit/(loss) for the period	-	-	-	209.574	209.574
Currency translation differences	-	-	-	(55)	(55)
Balance at 31 March 2006	1.696.347	-	(1.085)	1.474.666	3.169.928

Detailed analysis of the changes in equity is presented in notes 24 & 25 of these financial statements.

The notes on pages 7 to 29 form an integral part of these financial statements page 5 out of 29

National Bank of Greece S.A.

Condensed Interim Financial Statements 31.03.2006 according to IFRS

Cash Flow Statement		3-month period ended
€ 000’s	Note	31.03.2006	31.03.2005
Cash flows from operating activities
Net Profit		209.574	97.038
Adjustments for:
Non-cash items included in profit and other adjustments:		47.010	47.565
Depreciation, amortisation & impairment on fixed assets & invest. property		17.463	18.465
Credit loss expense / (recovery)		58.882	42.024
Deferred tax expense / (benefit)		10.363	1.042
Dividend income from investment securities		(10.025)	(10.203)
Net (profit) / loss on sale of fixed assets & investment property		(8.629)	(326)
Net (income) / expense on investment securities		(21.044)	(3.437)

Net (increase) / decrease in operating assets:		307.127	3.303.163
Net due from / to banks		289.200	5.758.963
Financial assets at fair value through P&L		922.326	(986.936)
Net proceeds / (purchase) of treasury bills and other eligible bills		(46.160)	35.765
Net derivative financial instruments		134.063	78.889
Net loans and advances to customers / due to customers		(531.232)	(1.666.931)
Other assets		(461.070)	83.413

Net increase / (decrease) in operating liabilities:		(249.037)	(87.270)
Other deposits		(5)	9
Other liabilities		(249.032)	(87.279)
Net cash flow from / (used in) operating activities		314.674	3.360.496

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired		57.427	-
Acquisitions / disposals of associates, net of cash		(60.375)	-
Dividends received from investment securities & associates		10.025	10.203
Net proceeds / (purchases) of fixed assets		455	(11.055)
Net proceeds / (purchases) of investment securities - available for sale		(85.311)	(22.884)
Proceeds from redemption of investment securities - held to maturity		16
Net cash from / (used in) investing activities		(77.763)	(23.736)

Cash flows from financing activities
Proceeds from /(repayments of) borrowed funds and debt securities		(36.419)	220.804
Net sales /(purchases) of treasury shares		-	(4.468)
Net cash from / (used in) financing activities		(36.419)	216.336

Effect of foreign exchange rate changes on cash and cash equivalents		(7.427)	37.334
Net increase/(decrease) in cash and cash equivalents		193.065	3.590.430
Cash and cash equivalents at beginning of period		2.646.494	4.270.439
Cash and cash equivalents at end of period	27	2.839.559	7.860.869

The notes on pages 7 to 29 form an integral part of these financial statements page 6 out of 29

National Bank of Greece S.A.

Condensed Interim Financial Statements 31.03.2006 according to IFRS

Notes to the Financial Statements

NOTE 1: General Information

National Bank of Greece S.A. (hereinafter the “Bank”) was founded in 1841 and has been listed on the Athens Stock Exchange since 1880. The Bank has further listing in the New York Stock Exchange (since 1999), and in other major European stock exchanges. The Bank’s headquarters are located at 86 Eolou street, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 165 years of operations the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece provides a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, &  bank assurance services. The Bank operates primarily in Greece, but also has operations in UK, SE Europe, Cyprus, Egypt, and South Africa .

The Board of Directors  consists of the following members:

Executive Members
Efstratios-Georgios (Takis) A. Arapoglou	Chairman—Chief Executive Officer
Ioannis G. Pechlivanidis	Deputy Chief Executive Officer

Non-Executive Members
George M. Athanasopoulos	Employees’ representative
John P. Panagopoulos	Employees’ representative
Ioannis C. Yiannidis	Professor, University of Athens Law School

Independent Non-Executive Members
H.E. the Metropolitan of Ioannina Theoklitos
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development
Dimitrios A. Daskalopoulos	Chairman and Managing Director, Delta S.A., Chairman, Federation of Greek Industrialists
Nikolaos D. Efthymiou	Chairman, Association of Greek Shipowners
George Z. Lanaras	Shipowner
Stefanos G. Pantzopoulos	Business Consultant, former Certified Auditor
Constantinos D. Pilarinos	Economist, General Manager of Finances and Technical Services, Church of Greece
Drakoulis K. Fountoukakos-Kyriakakos	Entrepreneur, Chairman of Athens Chamber of Commerce and Industry
Ioannis Vartholomeos	Professor, University of Piraeus, Governor of IKA (Social Security Fund)
Ploutarchos K. Sakellaris	Professor, University of Athens, and Chairman, Council of Economic Advisors.

Directors are elected by the shareholders at their general meeting (GM) for a term of three years and may be re-elected. The term of the above members expires in 2007.

The Bank’s Board of Directors has approved these interim financial statements for issue on 29 May 2006.

page 7 out of 29

National Bank of Greece S.A.

Condensed Interim Financial Statements 31.03.2006 according to IFRS

NOTE 2: Summary of significant accounting policies

2.1 Basis of presentation- Statement of compliance

The condensed interim financial statements of the Bank (the “ interim financial statements”) have been  prepared in accordance with International Financial Reporting Standards and International Accounting Standards (collectively, IFRS) whereas International Accounting Standard 34 “Interim Financial Reporting” has been applied for the preparation of these Bank’s financial statements as at and for the period ended 31 March 2006.  The financial statements include Selected Explanatory Notes and they do not include all the information required for full annual financial statements.  Therefore, the financial statements should be read in conjunction with the annual financial statements as at and for the year ended 31 December 2005  The amounts are stated in Euro, rounded to the nearest thousand (unless otherwise stated).

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Use of available information and application of judgment are inherent in the formation of estimates in the following areas: valuation of OTC derivatives, unlisted securities, retirement benefits obligation, , impairment of loans and receivables, open tax years and litigation. Actual results in the future could differ from such estimates and the differences may be material to the financial statements.

In preparing these interim financial statements, the significant estimates, judgements and assumptions made by management in applying the Bank’s accounting policies and the key sources of estimation uncertainty were the same as those  that applied to the annual financial statements as at and for the year ended 31 December 2005.

However, owing to a specific interpretative approach adopted by the Bank by 31 March 2005 upon preparation of the first IFRS financial statements of the Bank, certain items reflected in its interim financial statements as at and for the period ended 31 March 2005 needed restatement. Therefore, although all the subsequent interim financial statements for the year 2005 incorporated the same accounting treatments as those that applied to the first annual IFRS financial statements as at and for the year ended 31 December 2005, the interim financial statements for the first quarter of 2005 should be restated for consistency. The restated financial statements are presented in note 31.

The comparative figures used in these financial statements are the restated ones.

2.2 Adoption of International Financial Reporting Standards (IFRS) effective from 1 January 2006

The accounting policies applied by the Bank in these interim financial statements are the same as those applied by the Bank in its annual financial statements as at and for the year ended 31 December 2005.

The new standards, amendments and interpretations to existing standards that are mandatory for the Bank’s accounting periods beginning on 1 January 2006 are as follows:

- IAS 19 (Amendment), “Employee Benefits” (effective from 1 January 2006).

This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Bank does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not currently participate in any multi-employer plans, adoption of this amendment will only impact the format and extent of disclosures presented in the accounts.

- IAS 39 (Amendment), “Cash Flow Hedge Accounting of Forecast Intragroup Transactions”(Effective from 1 January 2006). The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) This amendment have not had a significant impact on the Bank’s financial position, as the Bank does not have any intragroup transactions that would qualify as a hedged item in the financial statements as of 31 March 2006 and 31 December 2005.

page 8 out of 29

National Bank of Greece S.A.

Condensed Interim Financial Statements 31.03.2006 according to IFRS

- IAS 39 and IFRS 4 (Amendment), “Financial Guarantee Contracts” (Effective from 1 January 2006). This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value and subsequently measured at the higher of: (a) the unamortised balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. This amendment did not have a significant impact on the Bank’s financial position.

- IFRIC 4, “Determining whether an Arrangement contains a Lease” (Effective from 1 January 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Management assessed the impact of IFRIC 4 and this amendment had a limited impact to the format and extent of disclosures presented in the accounts on the Bank’s operations.

page 9 out of 29

National Bank of Greece S.A.

Condensed Interim Financial Statements 31.03.2006 according to IFRS

NOTE 3: Segment reporting

The Bank manages its business through the following business segments:

Retail banking

Retail banking includes all individuals (retail banking customers) of the Bank, professionals, small-medium and small sized companies (companies with annual turnover of up to 2,5 million euros). The Bank, through its extended network of branches, offers to its retail customers a number of types of deposit and investment products as well as a wide range of traditional services and products.

Corporate & Investment banking

Corporate & Investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Bank offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global Markets and Asset management

Global Markets and Asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services and brokerage.

International

The Bank’s international banking activities include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Bank offers shipping finance, investment banking and brokerage services through certain of its foreign branches.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Bank (interest expense of subordinate debt etc)

page 10 out of 29

National Bank of Greece S.A.

Condensed Interim Financial Statements 31.03.2006 according to IFRS

Breakdown by business segment
	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Inter- national	Other	Total

3-month period 01.01.-31.03.2006
Net interest income	304.911	49.769	35.082	(747)	(33.954)	355.061
Net fee & commission income	32.293	12.120	19.330	316	2.621	66.680
Other	21.329	(6.518)	77.349	31.936	7.305	131.401
Total operating income	358.533	55.371	131.761	31.505	(24.028)	553.142
Direct costs	(128.604)	(8.023)	(9.507)	(7.177)	(2.629)	(155.940)
Allocated costs & provisions	(108.477)	(9.376)	(4.534)	(1.257)	(11.693)	(135.337)
Profit before tax	121.452	37.972	117.720	23.071	(38.350)	261.865
Taxes	(35.221)	(11.012)	(29.203)	(6.690)	29.835	(52.291)
Profit for the period	86.231	26.960	88.517	16.381	(8.515)	209.574

Segment assets as at 31.03.2006	19.725.145	9.960.990	18.787.740	880.845	4.812.287	54.167.007

Segment liabilities as at 31.03.2006	38.161.501	586.042	6.338.194	1.134.810	4.776.532	50.997.079

Other Segment items
Depreciation, amortisation & impairment charges	4.930	182	790	732	10.829	17.463
Provision for loans impairment & advances	48.883	1.280	-	(347)	9.395	59.211

3-month period 01.01.-31.03.2005
Net interest income	258.247	46.348	33.500	655	(19.833)	318.917
Net fee & commission income	31.964	11.495	12.425	1.391	4.089	61.364
Other	16.502	(5.990)	(3.512)	1.067	5.369	13.436
Total operating income	306.713	51.853	42.413	3.113	(10.375)	393.717
Direct costs	(122.100)	(8.645)	(7.985)	(9.031)	(5.709)	(153.470)
Allocated costs & provisions	(85.328)	(17.200)	(4.623)	(2.311)	1.624	(107.838)
Profit before tax	99.285	26.008	29.805	(8.229)	(14.460)	132.409
Taxes	(26.646)	(6.980)	(7.999)	2.209	4.045	(35.371)
Profit for the period	72.639	19.028	21.806	(6.020)	(10.415)	97.038

Segment assets as at 31.12.2005	15.075.604	9.231.525	23.383.489	761.278	4.827.034	53.278.930

Segment liabilities as at 31.12.2005	32.986.716	380.056	12.822.062	939.777	3.177.830	50.306.441

Other Segment items
Depreciation, amortisation & impairment charges	5.407	354	269	1.630	10.805	18.465
Provision for loans impairment & advances	29.716	8.102	-	-	4.182	42.000

page 11 out of 29

National Bank of Greece S.A.

Condensed Interim Financial Statements 31.03.2006 according to IFRS

NOTE 4: Net interest income	31.03.2006	31.03.2005

Interest earned on:
Amounts due from banks	73.989	78.985
Securities	74.749	91.202
Loans and advances to customers	436.774	331.258
Other interest earning assets	2.608	2.275
Interest and similar income	588.120	503.720

Interest payable on:
Amounts due to banks	(64.083)	(57.818)
Amounts due to customers	(144.383)	(107.164)
Other borrowed funds	(20.571)	(18.905)
Other interest paying liabilities	(4.022)	(916)
Interest expense and similar charges	(233.059)	(184.803)
Net interest income	355.061	318.917

NOTE 5: Net fee and commission income	31.03.2006	31.03.2005

Custody, brokerage & investment banking	6.789	5.591
Retail lending fees	6.032	6.400
Corporate lending fees	17.480	16.281
Banking fees & similar charges	25.485	28.112
Fund management fees	10.894	4.980
Net fee & commission income	66.680	61.364

NOTE 6: Other operating income	31.03.2006	31.03.2005

Real estate rentals	1.356	1.423
Real estate gains	9.037	-
Other income	998	329
Other operating income	11.391	1.752

NOTE 7: Personnel expenses	31.03.2006	31.03.2005

Wages and Salaries	109.345	101.151
Social security costs & defined contribution plans	48.640	45.365
Pension costs: defined benefit plans (Note 8)	386	1.377
Other staff related benefits	6.846	2.992
Total	165.217	150.885

The average number of employees employed by the Bank during the period ended 31 March 2006 was 13.794 (2005:13.511).

Bonuses to employees are accrued for in the period the related service is provided once approved by the Board of Directors.

page 12 out of 29

National Bank of Greece S.A.

Condensed Interim Financial Statements 31.03.2006 according to IFRS

NOTE 8: Retirement benefit obligations

Youth account benefit plan

The Bank sponsors a Youth account benefit plan under which children of current and former employee are entitled to lump sum benefit. The benefit is 25% of 1,65 of the parents basic monthly pay for every year of contributory service .

Net periodic costs for these defined benefit plans sponsored by the Bank include the following components, which are recognised in the income statement for the periods ended:

	31.03.2006	31.03.2005

Current service cost	818	1.072
Interest cost on obligation	1.490	1.356
Expected return on plan assets	(1.666)	(1.051)
Amortisation of unrecognised actuarial losses	(256)	—
Pension costs – defined benefit plans	386	1.377

The cumulative funding status recognised in the consolidated balance sheet is reconciled below:

	31.03.2006	31.12.2005

Present value of unfunded obligations	143.203	141.277
Fair value of plan assets	(104.521)	(101.678)
	38.682	39.599
Present value of unfunded obligations	3.096	3.142
Unrecognised actuarial gains	19.857	20.115
Net Liability in balance sheet	61.635	62.856

The weighted average assumptions used to determine the net periodic pension costs are:

	31.03.2006	31.03.2005

Discount rate	4,25%	5.00%
Expected return on plan assets	6,50%	6.50%
Rate of compensation increase	4,00%	4.00%
Pension increase	2,50%	2.50%

NOTE 9: Tax expense	31.03.2006	31.03.2005

Current tax	40.870	33.435
Deferred tax	10.363	1.042
Other taxes	1.058	894
Total	52.291	35.371

Profit before tax	261.865	132.409
Tax calculated based on the current tax rate of 29% (2005: 32%)	75.941	42.371
Effect of tax rate reduction (5%) due to merger activity	(13.093)	(6.153)
Other tax differences	(10.557)	(847)
Tax expense	52.291	35.371
Effective tax rate for the period	20,0%	26,7%

The domestic corporate tax rate for 2006 is 29% (2005: 32%). However, the Bank’s statutory tax rate is reduced by 5% for 2005 and 2006 as a result of the merger with the National Investment Company.

page 13 out of 29

National Bank of Greece S.A.

Condensed Interim Financial Statements 31.03.2006 according to IFRS

NOTE 10: Earnings per share	31.03.2006	31.03.2005

Net profit attributable to NBG ordinary shareholders	209.574	97.038
Weighted average number of ordinary shares outstanding (millions)	339.2	329.9
Earnings per share	€0,62	€0,29

The weighted average number of ordinary shares outstanding has been adjusted with a number of 5.023.534 new shares issued in relation to National Investment Company merger and a number of 2.670.367 shares to be issued in relation to National Real Estate merger, from May 2005 and July 2005 respectively, according to the relevant General Meeting of the Shareholders’ decisions. These new shares are also entitled to participate in the profit distribution of 2005.

NOTE 11: Financial assets at fair value through P&L

	31.03.2006	31.12.2005

Assets at fair value through profit and loss	5.213.241	5.104.757
Trading Securities
Government Bonds	6.971.434	7.859.537
Other public sector bonds	876	12.556
Other debt securities	225.082	216.583
Equity securities	76.704	216.230
Total	12.487.337	13.409.663

NOTE 12: Derivative financial instruments

At 31 March 2006	Contract/notional	Fair values
	Amount	Assets	Liabilities
Derivatives held for trading:
Interest rate derivatives - OTC	26.036.406	123.612	284.423
Foreign exchange derivatives	6.482.217	10.982	59.463
Other types of derivatives	99.831	467	3.561
Interest rate derivatives - Exchange traded	10.630.237	60.460	2.059
Total	43.248.691	195.521	349.506

At 31 December 2005	Contract/notional	Fair values
	Amount	Assets	Liabilities

Derivatives held for trading:
Interest rate derivatives - OTC	24.258.944	192.003	261.495
Foreign exchange derivatives	6.083.427	56.467	25.454
Other types of derivatives	233.613	2.816	4.658
Interest rate derivatives - Exchange traded	12.695.203	32.214	11.815
Total	43.271.187	283.500	303.422

page 14 out of 29

National Bank of Greece S.A.

Condensed Interim Financial Statements 31.03.2006 according to IFRS

NOTE 13: Loans & advances to customers (net)	31.03.2006	31.12.2005

Mortgages	12.080.887	11.494.578
Consumer loans	2.745.128	2.652.424
Credit cards	1.462.326	1.468.940
Small Business lending	2.123.000	2.033.077
Retail lending	18.411.341	17.649.019
Corporate lending	10.556.239	10.450.928
Total	28.967.580	28.099.947
Less: Allowance for impairment on loans & advances to customers	(974.282)	(921.232)
Total	27.993.298	27.178.715

Movement in allowance for impairment on loans and advances:
Balance at 1 January	921.232	935.729
IAS 39 adjustments	-	17.106
Balance at 1 January as restated	921.232	952.835
Provision for loans impairment	59.211	191.421
Loans written off & recoveries	(4.997)	(228.411)
Foreign exchange differences	(1.164)	5.387
Balance at the end of the reporting period	974.282	921.232

NOTE 14: Investment securities	31.03.2006	31.12.2005

Available-for-sale investment securities:
Greek Government bonds	940.664	865.364
Debt securities issued by other governments and public entities	306.067	303.588
Corporate bonds incorporated in Greece	194.107	206.914
Corporate bonds incorporated outside Greece	183.979	239.830
Debt securities issued by Greek financial institutions	36.668	43.546
Debt securities issued by foreign financial institutions	168.954	156.527
Debt securities	1.830.439	1.815.769
Equity securities	168.126	92.482
Mutual funds units	251.639	246.255
Provision for impairment	(824)	(824)
Total available-for-sale investment securities	2.249.380	2.153.682

Held-to-maturity investment securities (at amortised cost):
Corporate bonds incorporated in Greece	20.867	20.867
NBG Group bonds	22.898	22.914
Total held-to-maturity investment securities	43.765	43.781

Total investment securities	2.293.145	2.197.463

Net result from investment securities consists of:	31.03.2006	31.03.2005

Net gain on disposal of investments	51.506	3.437
Impairment charges on investments in associates	(30.462)	-
Total	21.044	3.437

page 15 out of 29

National Bank of Greece S.A.

Condensed Interim Financial Statements 31.03.2006 according to IFRS

The movement of investment securities may be summarised as follows:

	31.03.2006	31.12.2005
Investment securities - available for sale
Balance at 1 January 2006	3.571.228	1.868.294
- Additions within the period	389.796	1.522.089
- Disposals (sale and redemption) within the period	(243.120)	(1.993.291)
- Amortisation of premiums and discounts	-	(11.186)
- Gains / (losses) from changes in fair value	(12.080)	4.176
- IAS 39 adjustments & reclassifications	-	2.181.146
Balance at the end of the reporting period	3.705.824	3.571.228

Investment securities - held to maturity
Balance at 1 January 2006	43.781	-
-Additions within the period	-	66.265
-Redemptions within the period	(16)	(22.484)
Balance at the end of the reporting period	43.765	43.781

NOTE 15: Investments in subsidiaries and associates and assets classified as held for sale

	Country	Interest (%)	31.03.2006	Interest (%)	31.12.2005
Investments in subsidiaries
National Securities SA	Greece	100,00	18.170	100,00	18.170
Ethniki Kefalaiou Management of Assets & Liabilities	Greece	100,00	3.326	100,00	3.326
Diethniki Mutual Fund Management SA	Greece	81,00	11.029	81,00	11.029
National Management & Organisation Company SA	Greece	100,00	23.328	100,00	23.328
Ethniki Leasing SA	Greece	93,33	29.055	93,33	29.055
Ethniki Mutual Funds SA	Greece	100,00	1.175	100,00	1.175
NBG Balkan Fund Ltd	Cyprus	100,00	500	100,00	500
NBG Greek Fund Ltd	Cyprus	100,00	15.000	100,00	15.000
ETEBA Emerging Markets Fund Ltd	Cyprus	100,00	147	100,00	147
ETEBA Estate Fund Ltd	Cyprus	100,00	147	100,00	147
ETEBA Venture Capital Management Company Ltd	Cyprus	100,00	18	100,00	18
NBG Bancassurance SA	Greece	99,70	300	99,70	300
The South African Bank of Athens Ltd	S. Africa	91,41	15.827	91,41	16.070
National Bank of Greece (Cyprus) Ltd	Cyprus	100,00	39.931	100,00	40.105
NBG Management Services Ltd	Cyprus	100,00	955	100,00	959
Stopanska Bank AD	Fyrom	71,19	72.010	71,19	72.010
United Bulgarian Bank Ad	Bulgaria	99,91	239.076	99,91	239.076
NBG International Ltd	UK	100,00	10.052	100,00	10.215
NBG Finance Plc	UK	100,00	72	100,00	73
Interlease AD	Bulgaria	87,50	1.059	87,50	1.086
ETEBA Bulgaria AD	Bulgaria	92,00	550	92,00	551
ETEBA Romania SA	Romania	100,00	913	100,00	919
NBG Luxembourg Holding SA	Luxembourg	94,67	71	94,67	71
NBG Luxfinance Holding SA	Luxembourg	94,67	71	94,67	71
NBG Funding Ltd	UK	100,00	10	100,00	10
Banca Romaneasca SA	Romania	98,88	135.046	97,14	69.507
Ethniki General Insurance SA	Greece	76,65	379.153	76,65	379.153
Astir Palace Vouliagmenis SA	Greece	78,06	195.806	78,06	195.806
Astir Alexandroupolis SA	Greece	-	-	100,00	5.055
Grand Hotel Summer Palace SA	Greece	100,00	5.781	100,00	5.781
NBG Training Centre SA	Greece	98,00	115	98,00	115
Ethnodata SA	Greece	98,41	6.062	98,41	6.062
Kadmos SA	Greece	99,99	1.716	99,99	1.716
Dionysos SA	Greece	99,90	36.470	99,90	36.470
Ektenepol Construction Company SA	Greece	100,00	47.947	100,00	47.947

page 16 out of 29

National Bank of Greece S.A.

Condensed Interim Financial Statements 31.03.2006 according to IFRS

	Country	Interest (%)	31.03.2006	Interest (%)	31.12.2005
Mortgage Tourist Protypos SA	Greece	100,00	79.950	100,00	79.950
Hellenic Tourist Construction SA	Greece	77,76	19.871	77,76	19.871
Ethniki Agricultural Operations SA	Greece	100,00	19	100,00	19
NBG International Holdings BV	Holland	100,00	57.316	100,00	58.807
Eurial Leasing SRL	Romania	70,00	8.400	70,00	8.400
			1.456.444		1.398.070
Investments in associates
AGET Heracles	Greece	26,00	216.344	26,00	216.344
Phosphate Fertilisers Industries SA	Greece	24,23	9.727	24,23	40.189
Larko Metalourgical Company SA	Greece	36,43	4.352	36,43	4.352
SIEMENS Teleindustrial SA	Greece	30,00	9.973	30,00	9.973
Eviop Tempo SA	Greece	21,21	2.438	21,21	2.438
Banking Information Systems ‘TEIRESIAS” SA	Greece	39,34	354	39,34	354
Hellenic Countrysides SA	Greece	20,23	340	20,23	340
Social Securities Fund Management SA	Greece	40,00	470	40,00	470
Klostiria Pellis	Greece	20,89	-	20,89	-
Planet Ernst &Young SA	Greece	31,18	3.565	31,72	3.565
			247.563		278.025

Assets classified as held for sale
National Bank of Greece (Canada)	Canada	-	-		19.476

In February 2006 the Bank sold NBG Canada to Scotia Bank. The consideration received was € 51.950. The gain arising from the sale amounted to €31.917 and is reported in Income Statement in “Net result from investment securities”.

page 17 out of 29

National Bank of Greece S.A.

Condensed Interim Financial Statements 31.03.2006 according to IFRS

NOTE 16: Intangible assets

	Goodwill	Software	Other	Total
Cost
At 1 January 2005	38	137.572	15.675	153.285
Additions, disposals and write-offs	(38)	5.877	10.605	16.444
At 31 December 2005	-	143.449	26.280	169.729

Accumulated amortization and impairment
At 1 January 2005	-	(123.115)	(1.453)	(124.568)
Additions, disposals and write-offs	-	1.600	173	1.773
Amortization charge for the period	-	(10.481)	(2.575)	(13.056)
At 31 December 2005	-	(131.996)	(3.855)	(135.851)

Net book amount at 31 December 2005.	-	11.453	22.425	33.878

Cost
At 1 January 2006	-	143.449	26.280	169.729
Additions, disposals and write-offs	-	(1.304)	1.738	434
At 31 March 2006	-	142.145	28.018	170.163

Accumulated amortization and impairment
At 1 January 2006	-	(131.996)	(3.855)	(135.851)
Additions, disposals and write-offs	-	1.091	(399)	692
Amortization charge for the period	-	(2.310)	(741)	(3.051)
At 31 March 2006	-	(133.215)	(4.995)	(138.210)

Net book amount at 31 March 2006	-	8.930	23.023	31.953

page 18 out of 29

National Bank of Greece S.A.

Condensed Interim Financial Statements 31.03.2006 according to IFRS

NOTE 17: Property & equipment

Cost	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total
At 1 January 2005	563.169	604.251	361.500	49.957	20.537	1.599.414
Additions, disposals and write-offs	54.814	57.158	21.546	5.632	8.565	147.715
Exchange differences	58	926	74	64	(11)	1.111
At 31 December 2005	618.041	662.335	383.120	55.653	29.091	1.748.240

Accumulated depreciation and impairment
At 01 January 2005	-	(221.469)	(281.107)	(35.976)	-	(538.552)
Additions, disposals & write-offs	-	(6.227)	(264)	(1.387)	-	(7.878)
Depreciation charge for the period	-	(19.453)	(35.297)	(4.322)	-	(59.072)
At 31 December 2005	-	(247.149)	(316.668)	(41.685)	-	(605.502)

Net book amount at 31December 2005	618.041	415.186	66.452	13.968	29.091	1.142.738

At 1 January 2006	618.041	662.335	383.120	55.653	29.091	1.748.240
Additions, disposals and write-offs	(1.302)	(1.362)	2.481	575	3.455	3.847
At 31 March 2006	616.739	660.973	385.601	56.228	32.546	1.752.087

Accumulated depreciation and impairment
At 1 January 2006	-	(247.149)	(316.668)	(41.685)	-	(605.502)
Additions, disposals & write-offs	-	453	754	(5)	-	1.202
Depreciation charge for the period	-	(4.792)	(8.574)	(1.043)	-	(14.409)
At 31 March 2006	-	(251.488)	(324.488)	(42.733)	-	(618.709)

Net book amount at 31 March 2006	616.739	409.485	61.113	13.495	32.546	1.133.378

NOTE 18: Other assets	31.03.2006	31.12.2005

Accrued interest and commissions	580.697	508.324
Tax prepayments and other recoverable taxes	143.038	136.013
Trade receivables	11.876	12.179
Assets acquired through foreclosure proceedings	87.781	86.527
Prepaid expenses	12.165	14.950
Other	738.883	353.310
Total other assets	1.574.440	1.111.303

page 19 out of 29

National Bank of Greece S.A.

Condensed Interim Financial Statements 31.03.2006 according to IFRS

NOTE 19: Due to banks

	31.03.2006	31.12.2005

Demand deposits due to credit institutions	213.109	87.945
Time deposits due to credit institutions	294.330	284.457
Interbank deposits and amounts due to ECB	2.101.375	2.099.226
Amounts due to Central Bank	5.090	5.158
Securities sold under agreements to repurchase	2.940.407	2.479.265
Other	30.506	30.369
Total due to banks	5.584.817	4.986.420

NOTE 20: Due to customers

	31.03.2006	31.12.2005
Deposits:
Individuals	34.056.225	33.937.922
Corporate	4.659.192	4.404.633
Government and agencies	2.029.212	2.047.622
Total deposits	40.744.629	40.390.177
Securities sold to customers under agreements to repurchase	233.641	300.023
Other due to customers	424.487	370.000
Amounts due to customers	41.402.757	41.060.200

Included in due to customers are deposits, which contain one or more embedded derivatives. The Bank has designated these deposits as financial liabilities at fair value through profit and loss.

NOTE 21: Other borrowed funds

31.03.2006	31.12.2005

Fixed rate notes	194.854	215.983
Floating rate notes	1.792.778	1.808.068
Total	1.987.632	2.024.051

▪                 NBG Finance plc, a wholly owned subsidiary of the Bank, issued:

a)                     In June 2002, € 750 million callable subordinated floating rate notes guaranteed on subordinated basis the Bank due in June 2012. The notes are redeemable at the option of the Bank in or after June 2007. The notes carry interest at EURIBOR plus 80 bps to June 2007 and EURIBOR plus 210 bps thereafter, which is paid quarterly. The subordinated loan is carried at amortized cost. The commissions and other costs related to the issuance of those notes are amortized as interest expense on a constant yield basis over the period from the placement to the first redemption option.

b)                    In June 2005, JPY 30 billion callable subordinated fixed rate notes guaranteed on a subordinated basis by the Bank due in June 2035. The notes may be redeemed at the option of the Bank in or after June 2015. The notes carry fixed rate interest of 2,755% which is payable semi-annually in arrears. The subordinated loan is carried fair value since it has been designated as financial liability at fair value through profit and loss.

The proceeds of the above Notes issued by NBG Finance are lent to the Bank under loan agreements with the same terms as each one of the Notes referred to above.

▪                 NBG Funding Ltd, a wholly owned subsidiary of the Bank, issued:

page 20 out of 29

National Bank of Greece S.A.

Condensed Interim Financial Statements 31.03.2006 according to IFRS

a)                         In July 2003, € 350 million Series A Floating Rate Non – Cumulative Non Voting Preferred Securities. The notes carry interest at the 3-month EURIBOR plus 175 bps up until July 11, 2013 and EURIBOR plus 275 bps thereafter, which is paid quarterly.

b)                        In November 2004, € 350 million Series B and USD 180 million Series C Constant Maturity Swap (“CMS”) Linked Subordinated Callable Notes guaranteed on a subordinate basis by the Bank. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part in November 2014 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series B is 6,25% the first year and then is determined as the 10 year EUR CMS mid swap rate plus 12,5bps reset every six months and capped at 8% and for series C is 6,75% the first year and then is determined as the 10 year USD CMS mid swap rate plus12,5 bps reset every six months and capped at 8,5% paid semi-annually.

c)                         In February 2005, NBG Funding Ltd issued € 230 million Series D Constant Maturity Swap (“CMS”) Linked Subordinated Callable Notes guaranteed on a subordinate basis by the Bank. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part on 16 February 2015, or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series D is 6,00% until 16 February 2010, and thereafter determined as the difference of 10-year CMS mid swap rate minus 2-year mid swap rate multiplied by four on annual basis capped at 10% and floored at 3,25%.

The proceeds of the instruments issued by NBG Funding were lent to NBG Finance through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each one of the instruments referred to above but with a 30-year maturity.

NOTE 22: Other liabilities

	31.03.2006	31.12.2005

Accrued interest and commissions	313.084	288.218
Creditors and suppliers	164.913	173.531
Amounts due to government agencies	218.097	409.426
Other provisions	32.446	32.959
Taxes payable - other than income taxes	3.949	22.188
Accrued expenses and deferred income	31.626	30.361
Payroll related accruals	36.012	38.773
Dividends payable	11.764	12.698
Other	542.858	636.388
Total other liabilities	1.354.749	1.644.542
Current tax liabilities	180.529	139.375
Total	1.535.278	1.783.917

page 21 out of 29

National Bank of Greece S.A.

Condensed Interim Financial Statements 31.03.2006 according to IFRS

NOTE 23: Contingent liabilities and commitments

a. Legal proceedings

The Bank is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the financial position of the Bank.

b. Pending Tax audits

The Bank has been audited by the tax authorities up to 2004 inclusive. The tax authorities have not yet audited 2005 and accordingly tax obligations for the current year not be considered final. Additional taxes and penalties may be imposed as a result of such tax audit; although the amount cannot be determined at present, it is not expected to be material.

c. Capital Commitments

In the normal course of business, the Bank enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Bank. The Bank’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	31.03.2006	31.12.2005

Commitments to extend credits	10.413.719	10.386.660
Commercial letters of credit	175.715	136.915
Standby letters of credit and financial guarantees written	2.986.144	2.615.411
Total	13.575.578	13.138.986

d. Assets pledged	31.03.2006	31.12.2005

Assets pledged as collaterals	2.305.578	1.517.188

e. Operating lease commitments	31.03.2006	31.12.2005

No later than 1 year	17.835	23.398
Later than 1 year and no later than 5 years	56.168	65.215
Later than 5 years	63.661	69.826
	137.664	158.439

page 22 out of 29

National Bank of Greece S.A.

Condensed Interim Financial Statements 31.03.2006 according to IFRS

NOTE 24: Share capital, share premium and treasury shares

Share capital	No of shares	€’000s

At 1 January 2005	331.575.511	1.492.090
Merger through absorption of subsidiaries:
Share capital authorised, issued and fully paid on merger with National Investment Company	5.023.534	123.585
Share capital authorised and fully paid, to be issued upon completion of merger with National Real Estate	2.670.367	80.672
At 31 December 2005	339.269.412	1.696.347

At 31 March 2006	339.269.412	1.696.347

The total number of authorised, issued and fully paid ordinary shares as at 31 March 2006 was 339.269.412 with a nominal value of €5 per share. The amount arrived at after the completion of the merger with National Real Estate, and the increase of the Bank’s total number of shares by 2.670.367. The nominal value of the shares increased to €5 per share through the legal capitalisation of share premium and reserves, which was given effect as of 31 July 2005, the effective date of the legal merger.

Share Premium

	31.03.2006	31.12.2005

At 1 January	-	32.393
Merger through absorption of National Investment		13.100
Merger through absorption of National Real Estate		(45.493)
At 31 March 2006	-	-

Treasury Shares

	No of shares	€’000s

At 1 January 2005	1.457.311	29.518
Purchases of treasury shares	370.000	10.179
Sales of treasury shares	(1.792.311)	(38.612)
At 31 December 2005	35.000	1.085

Purchases of treasury shares	-	-
Sales of treasury shares	-	-
At 31 March 2006	35.000	1.085

The Bank’s Annual Ordinary General Meeting of its Shareholders held on 27 April 2006, approved own shares buy-back programme pursuant to Article 16, par. 5 et seq. of Companies’ Act 2190/1920, providing for the purchase, by the Bank, of own shares up to 10% of its total shares at a minimum price of €5 and a maximum of €60 per share from 2 May 2006 through 27 April 2007.

Stock Option Program:  In 2005, at a General Meeting of Shareholders, a stock options program (the Program) was approved for the executive members of the Board of Directors (BoD), management and staff of the Group. The Program is currently under review for which discussion and decision-making concerning the amendment of the existing and approval of a new one has been scheduled for the second Repeat General Meeting of the Bank’s Shareholders to be held on 1 June 2006.

page 23 out of 29

National Bank of Greece S.A.

Condensed Interim Financial Statements 31.03.2006 according to IFRS

NOTE 25: Reserves & Retained Earnings

31.03.2006	31.12.2005

Statutory reserve	212.652	212.652
Available for sale securities reserve	29.059	41.139
Other reserves and retained earnings	1.232.955	1.023.436
Total reserves & retained earnings	1.474.666	1.277.227

The movement in the available for sale securities reserve may be summarised as follows:

	31.03.2006	31.12.2005

At 1 January	41.139	105.153
Net gains / (losses) from changes in fair value of AFS investments	(30.195)	38.675
Net (gains) / losses transferred to income statement	18.115	(102.689)
At the end of the reporting period	29.059	41.139

NOTE 26: Dividend per share

The Bank’s Annual Ordinary General Meeting of its Shareholders held on 27 April 2006 approved the payment of a €1 dividend per share for the financial year 2005. Entitled to the dividend were the holders of Bank’s shares as at the closing of the Athens Exchange session of 2 May 2006. As from 3 May 2006 the Bank’s shares are traded ex-2005 dividend. The dividend was paid on 11 May 2006.

NOTE 27: Cash and cash equivalents

31.03.2006	31.03.2005

For the purposes of the cash flow statement, cash and cash equivalent consist of the following balances with less than three months maturity from the acquisition date.

Cash and balances with central banks	1.296.555	646.472
Due from banks	1.543.004	7.214.397
Total cash and cash equivalents	2.839.559	7.860.869

page 24 out of 29

National Bank of Greece S.A.

Condensed Interim Financial Statements 31.03.2006 according to IFRS

NOTE 28: Related –party transactions

The nature of the related party relationships for those related parties with whom the Bank entered into significant transactions or had significant balances outstanding are presented below. Transactions were entered into with related parties during the course of business at market rates.

a. Transactions with management

The Bank entered into banking transactions with members of the Board of Directors and General Managers of the Bank, in the normal course of business. Loans, deposits and letters of guarantee amounted to €1.474 thousand, €4.385 thousand and €2 thousand respectively. Total compensation including salaries and other short-term benefits, post employment and other long-term benefits, termination benefits and share based payments amounted to €1.027 thousand (31.03.2005: €1.643 thousand). The list of the members of the Board of Directors is shown under Note 1.

b. Other related party transactions

In millions	31.03.2006	31.12.2005

Loans and advances to customers	1.413	1.454

Due to customers	2.845	3.008

Letters of guarantee	170	149

Interest and commission income	21	58
Interest and commission expense	44	175

page 25 out of 29

National Bank of Greece S.A.

Condensed Interim Financial Statements 31.03.2006 according to IFRS

NOTE 29: Acquisitions, disposals and other capital transactions

1.             Acquisitions and disposals

I.

In January 2006, following its Board of Directors decision on 20 December 2005, the Bank participated in the share capital increase of its subsidiary Banca Romaneasca. The share capital increase was concluded in February 2006. Ultimately, 122,5 million new shares were issued and the Bank now controls 194,4 million shares (98,88%).

II.	In January 2006, the Bank concluded the sale of its subsidiary ASTIR Alexandroupolis. The total consideration received was €6,5 million.

III.	On 3 February 2006, the Bank concluded the agreement for the sale of its subsidiary National Bank of Greece (Canada) to Scotiabank. The total consideration received was CAD 71,3 million.

2.             Mergers through absorption

National Bank of Greece and National Real Estate

The Boards of Directors of the Bank and National Real Estate, further to their decisions (dated 29/7/2005) regarding the merger of the two companies through absorption of the latter by the Bank, proposed to the General Meetings of their Shareholders the following share exchange ratio: 2 shares of the absorbing National Bank for 15 shares of the absorbed National Real Estate. Approval by regulatory authorities to initiate the merger procedures was obtained in October 2005 (Greek Government Gazette issue 11146/21.10.2005). PricewaterhouseCoopers and KPMG were engaged as auditors to certify the book value of National Bank of Greece’s and National Real Estate’s assets respectively, as at the transformation balance sheet date (31/7/2005) and opine on the fairness of the share swap ratio. PricewaterhouseCoopers and KPMG issued their fairness opinion on the share swap ratio. On 3 February 2006, the second repeat General Meeting of the Bank’s Shareholders approved the above merger under the terms proposed by the Board of Directors.

On 31 March 2006, the Ministry of Development approved the aforementioned merger and as of the same date the National Real Estate was permanently deregistrated from the Registrar Of Companies (Ref. Of Merger Approval: K2-4813, Ref. Of Deregistration: K2-744).

On completion of the merger and cancellation of National Real Estate shares owned by National Bank, the Bank’s total number of shares increased by 2.670.367 shares which, added to existing shares (i.e. 336.599.045), raised the total number of the Bank’s shares to 339.269.412.

page 26 out of 29

National Bank of Greece S.A.

Condensed Interim Financial Statements 31.03.2006 according to IFRS

NOTE 30: Post balance sheet events

1.                    On 3 April 2006, NBG has agreed to acquire from FIBA Holding and its affiliates, a 46,0% interest (437 million shares) in the Ordinary Shares of Finansbank and 100,0% (100 shares) of the Founder Shares for USD 2.774 million. Upon receipt of the necessary regulatory approvals and after completion of the initial acquisition of 100,0% of the Founder Shares and 46,0% of the Ordinary Shares, NBG intends to apply to the Turkish Capital Markets Board to launch a Mandatory Offer for the remaining 44,3% of the Ordinary Share capital of Finansbank not controlled by FIBA Holding. If NBG were to acquire all of the Ordinary Shares pursuant to the Mandatory Offer, it would have a resulting ownership position of 90,3% (858 million Tradeable Shares). If NBG acquires less than a 4,01% additional stake (38 million Tradeable Shares) through the Mandatory Offer, FIBA Holding has agreed to sell to NBG sufficient Ordinary Shares such that NBG will hold 50,01% of the Ordinary Shares in Finansbank upon completion of the Mandatory Offer. FIBA Holding will retain a residual stake of 9,7% (92 million Tradeable Shares) in Finansbank, subject to any additional shares sold to NBG in order for NBG to achieve a 50,01% stake in Finansbank upon completion of the transaction. NBG and FIBA Holding and its affiliates, have further agreed to enter into a shareholders’ agreement effective from closing, which will regulate their relationship as shareholders in Finansbank. The agreement includes put and call option arrangements in respect of the shares in Finansbank held by the FIBA Holdings and its affiliates at the time that the acquisition by NBG is concluded.

The Bank intends to finance this acquisition with a share capital increase of up to €3 billion. This rights issue is subject to approval by the second Repeat General Meeting of the Bank’s Shareholders to be held on 1 June 2006.

page 27 out of 29

National Bank of Greece S.A.

Condensed Interim Financial Statements 31.03.2006 according to IFRS

NOTE 31: Restatement & Reclassifications

Income Statement

	As restated 31.03.2005	As previously reported 31.03.2005	Reclass/tions & Restatements	Footnote
Interest and similar income	503.720	503.720	-
Interest expense and similar charges	(184.803)	(184.919)	116
Net interest income	318.917	318.801	116	(a)
			-
Fee and commission income	75.693	75.693	-
Fee and commission expense	(14.329)	(14.328)	(1)
Net fee and commission income	61.364	61.365	(1)
			-
Dividend income	10.703	10.704	(1)
Net trading income	(2.456)	357	(2.813)	(a)
Net result from investment securities	3.437	3.436	1
Other operating income	1.752	1.752	-
Total operating income	393.717	396.415	(2.698)
			-
Personnel expenses	(150.885)	(150.885)	-
General & administrative expenses	(48.400)	(48.400)	-
Depreciation, amortisation and impairment charges	(18.465)	(17.998)	(467)	(a)
Other operating expenses	(1.558)	(1.558)	-
Total operating expenses	(219.308)	(218.841)	(467)

Impairment losses on loans and advances	(42.000)	(42.000)	-
Profit before tax	132.409	135.574	(3.165)
			-
Tax expense	(35.371)	(36.385)	1.014	(a)
Profit for the period	97.038	99.189	(2.151)

Shareholder’s Equity

	As restated 31.03.2005	As previously reported 31.03.2005	Reclass/tions & Restatements	Footnote

Share capital	1.492.090	1.492.090	-
Share premium account	32.393	32.393	-
Less: treasury shares	(33.985)	(33.985)	-
Reserves & retained earnings	1.236.234	1.275.399	(39.165)	(a),(b)&(c)
Equity attributable to NBG shareholders	2.726.732	2.765.897	(39.165)

page 28 out of 29

National Bank of Greece S.A.

Condensed Interim Financial Statements 31.03.2006 according to IFRS

Cash Flow Statement

	As restated 31.03.2005	As previously reported 31.03.2005	Reclass/tions & Restatements	Footnote
Net cash flows from/ (used in):
Operating activities	3.360.496	3.345.713	14.783	(c)
Investing activities	(23.736)	(23.736)
Financing activities	216.336	231.119	(14.783)	(c)
Effect of exchange rate changes on cash and cash equivalents	37.334	37.334
	3.590.430	3.590.430

Cash and cash equivalents at the beginning of the period	4.270.439	4.270.439
Cash and cash equivalents at the end of the period	7.860.869	7.860.869

Footnotes

a)              Effect of classifying as Equity the Innovative Preferred Securities (€350 million), which previously was classified as Debt instrument following a change into a specific interpretative approach previously adopted. In addition, the return on all Hybrid securities was reclassified as dividend instead of interest.

b)             Effect of accrued bonus payment to employees

c)              Other reclassifications

NOTE 32: Foreign Currency Rates

Following rates were used for the translation of foreign branches:

From	To	Fixed rate as at 31.03.2006	Average rate 01.01 to 31.03.2006
ALL	EUR	0.00813	0.00855
CYP	EUR	1.73611	1.74460
EGP	EUR	0.14246	0.14654
GBP	EUR	1.43596	1.45781
YDN	EUR	0.01151	0.01160

page 29 out of 29

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 30th	May, 2006	Efstratios-Georgios (Takis) Arapoglou
Chairman - Chief Executive Officer